FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material fact dated April 8th, 2013.

MATERIAL FACT

Attached is a presentation containing the pro-forma quarterly financial data for the years 2011 and 2012, restated in order to provide a comparison between such years and 2013, when changes will take place in the way of reporting certain financial information.

Such restatement does not entail any alteration in the shareholders’ equity or the results of the Group in 2011 and 2012, except with respect to the adaptation to IAS 19 concerning actuarial profit and loss originating from remuneration paid to employees, which from 1st January 2013 should be recorded immediately against net worth (as explained in detail in note 1.b of the Auditors’ Report on the annual consolidated accounts of Banco Santander already published on 19th February).

The main changes occurring in the Group’s financial reporting in 2013 are the following:

•	Adaptation to IAS 19.

•	Contemplated sale of the Santander UK cards business previously acquired from GE.

•	Integration of the Santander branch network with Banesto and Banif.

•	Segregation of real estate activity in Spain.

•	Incorporation into Global Banking & Markets of the wholesale banking business of Poland and Banesto, previously included in Commercial Banking.

Boadilla del Monte (Madrid), 8th April 203

Banco Santander, S.A.—Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER—R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

2012 restated results

And balance sheet

8 April 2013

Agenda • Restated data* — Summary — Results — Balance Sheet (*) 2012 pro-forma quarterly financial data have been adjusted accordingly, for comparison purposes. FY 2011 pro-forma financial data has also been adjusted.

Changes to previously reported information 3 1 IAS 19 implementation, already announced Group’s financial statements Expected disposal of Santander UK card business formerly owned by GE: results are net and recorded in discontinued operations 2 Santander network + Banesto + Banif integration Geographic segments – Spain as a geographic segment reordered – Funding as in other units Segregation of real estate activity in Spain as a unit of Continental Europe 3 Annual adjustment of Global Banking & Markets (GBM) client portfolio Other adjustments Incorporation of Poland’s and Banesto’s wholesale banking business into GBM, among businesses previously reported in retail banking Corporate Activities

1 Changes in the Group’s financial statements 4 1.1 1.2 Disposal of Santander UK card IAS 19 implementation usiness formerly owned by GE As published in the Annual Report, IAS 19 requires that for periods beginning on or after 1 January 2013: - actuarial gains and losses are recognised immediately against shareholders’ equity (deferred recognition through the P&L, as it was done until now, is not applicable) This change means an estimated pro-forma impact of: Shareholders’ equity (Dec’12): -EUR 3,051 mill. Attributable profit (Dec’12): +EUR 90 mill. Due to the expected disposal of Santander UK card business formerly owned by GE: 2012 profits from this business have been eliminated from the various P&L lines and recorded, net, under discontinued operations Afecting the UK and Group results. No impact on attributable profit

Spain as a geographic segment Funding as in other units Spain(1) as a new principal geographic segment Aligning Spain with the other units, which have Including: access to markets to fund its net liquidity. The cost of liquidity is modified as follows: - Santander, Banesto and Banif branch networks - Global Banking & Markets Spain—Before: rates were applied to loans and - Asset Management Spain deposits operations - Insurance Spain - Now: the cost of Banco Santander senior debt - ALCO portfolio in Spain is applied to the difference between loans and deposits Summary P&L Volumes (FY 2012. EUR million) (Dec’12. EUR million) Impact on revenues Revenues 7,681 Total assets 328,746 (FY 2012) Expenses 3,823 Spain2 -EUR 425 mill. Net op. income 3,858 Net loans 178,426 Corporate Activities +EUR 425 mill. Provisions 2,473 Deposits 198,797 (including retail PBT 1,257 commercial paper) Attributable profit 862 (2) Impact already included in the summary P&L on the left (1) Excluding SCF Spain, reported under Santander Consumer Finance

2.1 Integration of Santander + Banesto + Banif

5

Spain as a geographic segment

- Spain(1) as a new principal geographic segment
- Including:
  - Santander, Banesto and Banif branch networks
  - Global Banking & Markets Spain
  - Asset Management Spain
  - Insurance Spain
  - ALCO portfolio in Spain

Summary P&L (FY 2012. EUR million)	
Revenues	7,681
Expenses	3,823
Net op. income	3,858
Provisions	2,473
PBT	1,257
Attributable profit	862

Volumes (Dec'12. EUR million)	
Total assets	328,746
Net loans	178,426
Deposits (including retail commercial paper)	198,797

Funding as in other units

Impact on revenues (FY 2012)	
Spain[2]	-EUR 425 mill.
Corporate Activities	+EUR 425 mill.

(1) Excluding SCF Spain, reported under Santander Consumer Finance

Santander

2.2 Segregation of real estate 3 Other adjustments activity in Sp ain Breakdown of the unit, includes: Change in Global Banking & Markets mainly due to Global Relationship Model adjustment (60 new – loans from clients whose activity is mainly real estate development, and have a customers added) and integration of Poland’s and specially allocated management department Banesto’s business in the bank – stakes in real estate companies and – foreclosed assets Impact on GBM (FY 2012) Revenues EUR +473 mill. Attributable profit EUR +84 mill. December 2012 Loans EUR +18,764 mill. Total gross assets EUR 23,649 mill. Provisions -EUR 11,372 mill. Redefining Corporate Activities due to funding Total net assets* EUR 12,277 mill. allocation and transfer of real estate assets and their costs (already mentioned), as well as other reallocations of costs between businesses (mainly (*) Including: loans: EUR 7,298 mill.; foreclosed assets: EUR 3,675 Spain) mill., Metrovacesa stake: EUR 649 mill.; Sareb stake: EUR 654 mill.

Agenda — Restated data — Summary — Results — Balance Sheet

Agenda

- **Restated data**
  - Summary
  - **Results**
  - Balance Sheet

Santander

GRUPO SANTANDER. Income statement	8

EUR million

	2012	2011
Net interest income	29,923	28,883

Net fees	10,259	10,145
Gains (losses) on financial transactions	2,698	2,499
Other operating income	525	940
Dividends	423	394
Income from equity-accounted method	427	775
Other operating income/expenses	(324)	(230)

Gross income	43,406	42,466

Operating expenses	(19,983)	(19,412)
General administrative expenses	(17,801)	(17,331)
Personnel	(10,307)	(10,136)
Other general administrative expenses	(7,494)	(7,196)
Depreciation and amortisation	(2,182)	(2,080)

Net operating income	23,422	23,055

Net loan-loss provisions	(12,640)	(9,826)
Impairment losses on other assets	(853)	(173)
Other income	(1,449)	(2,826)

Ordinary profit before taxes	8,481	10,230

Tax on profit	(2,314)	(2,479)

Ordinary profit from continuing operations	6,167	7,751

Net profit from discontinued operations	70	14

Ordinary consolidated profit	6,236	7,766

Minority interests	895	766

Ordinary attributable profit to the Group	5,341	7,000

Net capital gains and provisions	(3,047)	(1,670)

Attributable profit to the Group	2,295	5,330

GRUPO SANTANDER. Quarterly income statement	9

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Net interest income	7,763	7,622	7,438	7,100

Net fees	2,612	2,556	2,566	2,526
Gains (losses) on financial transactions	797	675	643	583
Other operating income	114	270	67	75
Dividends	61	216	66	80
Income from equity-accounted method	136	120	84	87
Other operating income/expenses	(83)	(66)	(83)	(93)

Gross income	11,287	11,123	10,713	10,283

Operating expenses	(5,043)	(4,934)	(5,067)	(4,939)
General administrative expenses	(4,519)	(4,422)	(4,464)	(4,396)
Personnel	(2,634)	(2,587)	(2,608)	(2,478)
Other general administrative expenses	(1,885)	(1,835)	(1,856)	(1,918)
Depreciation and amortisation	(524)	(512)	(603)	(543)

Net operating income	6,244	6,188	5,646	5,344

Net loan-loss provisions	(3,118)	(3,401)	(2,987)	(3,134)
Impairment losses on other assets	(83)	(97)	(81)	(592)
Other income	(487)	(381)	(475)	(105)

Ordinary profit before taxes	2,556	2,309	2,103	1,512

Tax on profit	(720)	(657)	(662)	(275)

Ordinary profit from continuing operations	1,836	1,652	1,441	1,237

Net profit from discontinued operations	17	11	22	20

Ordinary consolidated profit	1,853	1,663	1,463	1,257

Minority interests	227	237	198	234

Ordinary attributable profit to the Group	1,627	1,427	1,264	1,024

Net capital gains and provisions	—	(1,304)	(1,142)	(601)

Attributable profit to the Group	1,627	123	122	423

Operating areas	10

EUR million

	2012	2011
Income statement
Net interest income	31,766	30,155

Net fees	10,289	10,154
Gains (losses) on financial transactions	1,982	1,916
Other operating income*	375	764

Gross income	44,413	42,989

Operating expenses	(19,453)	(18,803)
General administrative expenses	(17,391)	(16,830)
Personnel	(10,204)	(9,898)
Other general administrative expenses	(7,187)	(6,932)
Depreciation and amortisation	(2,063)	(1,974)

Net operating income	24,960	24,186

Net loan-loss provisions	(12,555)	(9,871)
Other income	(1,746)	(2,727)

Ordinary profit before taxes	10,658	11,588

Tax on profit	(2,347)	(2,589)

Ordinary profit from continuing operations	8,311	8,999

Net profit from discontinued operations	70	14

Ordinary consolidated profit	8,381	9,014

Minority interests	914	764

Ordinary attributable profit to the Group	7,466	8,249

Net capital gains and provisions	(4,030)	(1,248)

Attributable profit to the Group	3,437	7,001

*	Including dividends, income from equity-accounted method and other operating income/expenses

Operating areas	11

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	8,216	8,063	7,958	7,528

Net fees	2,625	2,559	2,575	2,531
Gains (losses) on financial transactions	698	449	453	382
Other operating income*	72	236	7	60

Gross income	11,612	11,307	10,993	10,501

Operating expenses	(4,872)	(4,779)	(4,918)	(4,885)
General administrative expenses	(4,377)	(4,286)	(4,368)	(4,360)
Personnel	(2,567)	(2,528)	(2,590)	(2,518)
Other general administrative expenses	(1,810)	(1,758)	(1,778)	(1,841)
Depreciation and amortisation	(494)	(493)	(550)	(525)

Net operating income	6,740	6,528	6,075	5,616

Net loan-loss provisions	(3,113)	(3,405)	(2,957)	(3,080)
Other income	(509)	(496)	(482)	(258)

Ordinary profit before taxes	3,118	2,627	2,636	2,277

Tax on profit	(723)	(593)	(630)	(401)

Ordinary profit from continuing operations	2,394	2,034	2,006	1,876

Net profit from discontinued operations	17	11	22	20

Ordinary consolidated profit	2,412	2,045	2,028	1,896

Minority interests	254	221	186	253

Ordinary attributable profit to the Group	2,158	1,823	1,841	1,643

Net capital gains and provisions	—	(1,986)	(1,386)	(657)

Attributable profit to the Group	2,158	(163)	455	986

*	Including dividends, income from equity-accounted method and other operating income/expenses

Continental Europe	12

EUR million

	2012	2011
Income statement
Net interest income	8,854	7,976

Net fees	3,624	3,767
Gains (losses) on financial transactions	306	254
Other operating income*	183	412

Gross income	12,967	12,409

Operating expenses	(6,457)	(6,395)
General administrative expenses	(5,790)	(5,805)
Personnel	(3,498)	(3,535)
Other general administrative expenses	(2,292)	(2,270)
Depreciation and amortisation	(667)	(590)

Net operating income	6,510	6,014

Net loan-loss provisions	(4,104)	(3,422)
Other income	(575)	(691)

Ordinary profit before taxes	1,832	1,901

Tax on profit	(412)	(410)

Ordinary profit from continuing operations	1,420	1,491

Net profit from discontinued operations	(7)	(24)

Ordinary consolidated profit	1,413	1,466

Minority interests	48	48

Ordinary attributable profit to the Group	1,365	1,419

Net capital gains and provisions	(4,110)	(1,248)

Attributable profit to the Group	(2,745)	170

*	Including dividends, income from equity-accounted method and other operating income/expenses

Continental Europe	13

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	2,236	2,260	2,262	2,097

Net fees	921	952	896	855
Gains (losses) on financial transactions	282	(53)	24	52
Other operating income*	32	173	(35)	13

Gross income	3,470	3,332	3,147	3,018

Operating expenses	(1,618)	(1,602)	(1,625)	(1,613)
General administrative expenses	(1,455)	(1,440)	(1,455)	(1,439)
Personnel	(874)	(877)	(886)	(861)
Other general administrative expenses	(582)	(563)	(570)	(577)
Depreciation and amortisation	(162)	(162)	(169)	(174)

Net operating income	1,853	1,730	1,522	1,405

Net loan-loss provisions	(1,095)	(1,087)	(866)	(1,056)
Other income	(179)	(175)	(73)	(147)

Ordinary profit before taxes	579	469	583	202

Tax on profit	(144)	(101)	(152)	(16)

Ordinary profit from continuing operations	435	369	431	186

Net profit from discontinued operations	1	(4)	1	(5)

Ordinary consolidated profit	436	365	432	181

Minority interests	14	13	13	8

Ordinary attributable profit to the Group	421	351	419	173

Net capital gains and provisions	—	(1,986)	(1,467)	(657)

Attributable profit to the Group	421	(1,635)	(1,048)	(484)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Spain	14

EUR million

	2012	2011
Income statement
Net interest income	5,168	4,440

Net fees	2,049	2,174
Gains (losses) on financial transactions	216	208
Other operating income*	248	370

Gross income	7,681	7,192

Operating expenses	(3,823)	(3,890)
General administrative expenses	(3,457)	(3,543)
Personnel	(2,208)	(2,310)
Other general administrative expenses	(1,249)	(1,233)
Depreciation and amortisation	(366)	(346)

Net operating income	3,858	3,302

Net loan-loss provisions	(2,473)	(1,861)
Other income	(128)	(83)

Profit before taxes	1,257	1,358

Tax on profit	(393)	(421)

Profit from continuing operations	864	937

Net profit from discontinued operations	—	—

Consolidated profit	864	937

Minority interests	2	8

Attributable profit to the Group	862	929

*	Including dividends, income from equity-accounted method and other operating income/expenses

Spain	15

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	1,297	1,347	1,337	1,187

Net fees	510	534	504	502
Gains (losses) on financial transactions	203	(75)	68	19
Other operating income*	32	156	10	50

Gross income	2,043	1,961	1,919	1,758

Operating expenses	(969)	(954)	(963)	(937)
General administrative expenses	(877)	(863)	(869)	(848)
Personnel	(559)	(555)	(559)	(534)
Other general administrative expenses	(318)	(308)	(309)	(314)
Depreciation and amortisation	(92)	(91)	(94)	(88)

Net operating income	1,074	1,008	956	821

Net loan-loss provisions	(724)	(670)	(466)	(613)
Other income	(55)	(46)	7	(34)

Profit before taxes	295	291	496	175

Tax on profit	(91)	(90)	(153)	(60)

Profit from continuing operations	204	202	343	115

Net profit from discontinued operations	—	—	—	—

Consolidated profit	204	202	343	115

Minority interests	2	0	1	(1)

Attributable profit to the Group	202	201	342	116

*	Including dividends, income from equity-accounted method and other operating income/expenses

Portugal	16

EUR million

	2012	2011
Income statement
Net interest income	570	592

Net fees	328	345
Gains (losses) on financial transactions	109	14
Other operating income*	30	21

Gross income	1,037	972

Operating expenses	(507)	(532)
General administrative expenses	(425)	(452)
Personnel	(306)	(321)
Other general administrative expenses	(120)	(131)
Depreciation and amortisation	(81)	(80)

Net operating income	531	440

Net loan-loss provisions	(393)	(206)
Other income	(11)	(50)

Profit before taxes	127	184

Tax on profit	(5)	(12)

Profit from continuing operations	122	172

Net profit from discontinued operations	—	—

Consolidated profit	122	172

Minority interests	0	0

Attributable profit to the Group	122	172

*	Including dividends, income from equity-accounted method and other operating income/expenses

Portugal	17

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	147	152	147	122

Net fees	90	91	77	70
Gains (losses) on financial transactions	70	7	32	(0)
Other operating income*	10	17	1	2

Gross income	318	267	258	195

Operating expenses	(126)	(126)	(126)	(128)
General administrative expenses	(106)	(106)	(106)	(107)
Personnel	(76)	(76)	(76)	(77)
Other general administrative expenses	(30)	(29)	(30)	(31)
Depreciation and amortisation	(20)	(20)	(20)	(21)

Net operating income	191	141	132	67

Net loan-loss provisions	(131)	(91)	(106)	(65)
Other income	(16)	(5)	6	4

Profit before taxes	44	45	31	7

Tax on profit	(12)	(7)	(5)	20

Profit from continuing operations	32	38	26	26

Net profit from discontinued operations	—	—	—	—

Consolidated profit	32	38	26	26

Minority interests	(0)	0	0	(0)

Attributable profit to the Group	32	38	26	26

*	Including dividends, income from equity-accounted method and other operating income/expenses

Poland	18

EUR million

	2012	2011
Income statement
Net interest income	541	371

Net fees	331	248
Gains (losses) on financial transactions	79	58
Other operating income*	16	13

Gross income	967	690

Operating expenses	(425)	(325)
General administrative expenses	(391)	(299)
Personnel	(234)	(180)
Other general administrative expenses	(158)	(119)
Depreciation and amortisation	(34)	(26)

Net operating income	542	365

Net loan-loss provisions	(112)	(60)
Other income	(1)	(3)

Profit before taxes	429	302

Tax on profit	(87)	(62)

Profit from continuing operations	342	239

Net profit from discontinued operations	—	—

Consolidated profit	342	239

Minority interests	13	8

Attributable profit to the Group	329	232

*	Including dividends, income from equity-accounted method and other operating income/expenses

Poland	19

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	129	134	139	140

Net fees	78	80	84	89
Gains (losses) on financial transactions	10	16	13	41
Other operating income*	1	13	1	0

Gross income	218	243	237	270

Operating expenses	(105)	(104)	(107)	(110)
General administrative expenses	(96)	(96)	(98)	(102)
Personnel	(57)	(57)	(57)	(62)
Other general administrative expenses	(39)	(39)	(40)	(40)
Depreciation and amortisation	(9)	(8)	(9)	(8)

Net operating income	113	139	130	160

Net loan-loss provisions	(20)	(32)	(27)	(33)
Other income	2	(0)	0	(3)

Profit before taxes	95	106	103	124

Tax on profit	(21)	(20)	(21)	(26)

Profit from continuing operations	75	86	82	99

Net profit from discontinued operations	—	—	—	—

Consolidated profit	75	86	82	99

Minority interests	2	3	3	5

Attributable profit to the Group	73	84	79	94

*	Including dividends, income from equity-accounted method and other operating income/expenses

Poland	20

PLN million

	2012	2011
Income statement
Net interest income	2,263	1,526

Net fees	1,385	1,018
Gains (losses) on financial transactions	332	239
Other operating income*	66	54

Gross income	4,045	2,836

Operating expenses	(1,779)	(1,337)
General administrative expenses	(1,636)	(1,229)
Personnel	(977)	(740)
Other general administrative expenses	(660)	(489)
Depreciation and amortisation	(143)	(108)

Net operating income	2,266	1,499

Net loan-loss provisions	(470)	(246)
Other income	(3)	(12)

Profit before taxes	1,793	1,241

Tax on profit	(364)	(256)

Profit from continuing operations	1,429	984

Net profit from discontinued operations	—	—

Consolidated profit	1,429	984

Minority interests	52	32

Attributable profit to the Group	1,376	952

*	Including dividends, income from equity-accounted method and other operating income/expenses

Poland	21

PLN million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	546	569	573	575

Net fees	330	341	349	365
Gains (losses) on financial transactions	41	66	53	171
Other operating income*	5	55	4	1

Gross income	923	1,032	979	1,111

Operating expenses	(443)	(442)	(441)	(453)
General administrative expenses	(406)	(408)	(404)	(418)
Personnel	(242)	(242)	(237)	(255)
Other general administrative expenses	(164)	(166)	(167)	(163)
Depreciation and amortisation	(37)	(35)	(36)	(35)

Net operating income	480	589	538	659

Net loan-loss provisions	(85)	(137)	(114)	(134)
Other income	8	(0)	1	(13)

Profit before taxes	403	452	426	512

Tax on profit	(87)	(84)	(87)	(105)

Profit from continuing operations	316	368	339	406

Net profit from discontinued operations	—	—	—	—

Consolidated profit	316	368	339	406

Minority interests	9	11	12	20

Attributable profit to the Group	307	356	327	387

*	Including dividends, income from equity-accounted method and other operating income/expenses

Santander Consumer Finance	22

EUR million

	2012	2011
Income statement
Net interest income	2,389	2,372

Net fees	777	851
Gains (losses) on financial transactions	(15)	(13)
Other operating income*	(10)	3

Gross income	3,141	3,213

Operating expenses	(1,381)	(1,331)
General administrative expenses	(1,216)	(1,210)
Personnel	(624)	(591)
Other general administrative expenses	(592)	(619)
Depreciation and amortisation	(166)	(121)

Net operating income	1,760	1,882

Net loan-loss provisions	(753)	(853)
Other income	(40)	(139)

Profit before taxes	967	890

Tax on profit	(201)	(171)

Profit from continuing operations	765	719

Net profit from discontinued operations	(7)	(24)

Consolidated profit	759	694

Minority interests	34	32

Attributable profit to the Group	724	663

*	Including dividends, income from equity-accounted method and other operating income/expenses

Santander Consumer Finance	23

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	611	580	594	604

Net fees	204	198	196	180
Gains (losses) on financial transactions	(5)	2	(8)	(4)
Other operating income*	0	1	(2)	(9)

Gross income	810	782	780	770

Operating expenses	(338)	(337)	(347)	(360)
General administrative expenses	(303)	(300)	(305)	(308)
Personnel	(150)	(156)	(159)	(159)
Other general administrative expenses	(153)	(144)	(146)	(149)
Depreciation and amortisation	(35)	(37)	(42)	(52)

Net operating income	472	445	433	410

Net loan-loss provisions	(176)	(199)	(174)	(204)
Other income	(18)	(6)	(17)	1

Profit before taxes	278	240	242	207

Tax on profit	(62)	(50)	(53)	(35)

Profit from continuing operations	215	190	189	172

Net profit from discontinued operations	1	(4)	1	(5)

Consolidated profit	216	186	190	167

Minority interests	10	10	9	5

Attributable profit to the Group	206	176	181	162

*	Including dividends, income from equity-accounted method and other operating income/expenses

Spain’s run-off real estate	24

EUR million

	2012	2011
Income statement
Net interest income	74	89

Net fees	41	57
Gains (losses) on financial transactions	5	4
Other operating income*	(103)	1

Gross income	17	151

Operating expenses	(193)	(188)
General administrative expenses	(184)	(179)
Personnel	(45)	(45)
Other general administrative expenses	(139)	(134)
Depreciation and amortisation	(8)	(8)

Net operating income	(176)	(36)

Net loan-loss provisions	(371)	(440)
Other income	(395)	(421)

Ordinary profit before taxes	(941)	(897)

Tax on profit	282	269

Ordinary profit from continuing operations	(659)	(628)

Net profit from discontinued operations	—	—

Ordinary consolidated profit	(659)	(628)

Minority interests	—	—

Ordinary attributable profit to the Group	(659)	(628)

Net capital gains and provisions	(4,110)	(1,248)

Attributable profit to the Group	(4,769)	(1,876)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Spain’s run-off real estate	25

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	23	14	18	20

Net fees	12	12	8	9
Gains (losses) on financial transactions	1	2	1	0
Other operating income*	(13)	(13)	(46)	(30)

Gross income	23	14	(18)	(1)

Operating expenses	(48)	(48)	(48)	(48)
General administrative expenses	(46)	(46)	(46)	(46)
Personnel	(11)	(11)	(11)	(11)
Other general administrative expenses	(35)	(35)	(35)	(35)
Depreciation and amortisation	(2)	(2)	(2)	(2)

Net operating income	(25)	(34)	(67)	(49)

Net loan-loss provisions	(43)	(93)	(97)	(136)
Other income	(92)	(118)	(69)	(116)

Ordinary profit before taxes	(161)	(246)	(233)	(302)

Tax on profit	48	74	70	91

Ordinary profit from continuing operations	(113)	(172)	(163)	(211)

Net profit from discontinued operations	—	—	—	—

Ordinary consolidated profit	(113)	(172)	(163)	(211)

Minority interests	—	—	—	—

Ordinary attributable profit to the Group	(113)	(172)	(163)	(211)

Net capital gains and provisions	—	(1,986)	(1,467)	(657)

Attributable profit to the Group	(113)	(2,158)	(1,630)	(869)

*	Including dividends, income from equity-accounted method and other operating income/expenses

United Kingdom	26

EUR million

	2012	2011
Income statement
Net interest income	3,336	4,128

Net fees	1,190	1,016
Gains (losses) on financial transactions	361	405
Other operating income*	20	29

Gross income	4,906	5,578

Operating expenses	(2,690)	(2,475)
General administrative expenses	(2,311)	(2,131)
Personnel	(1,492)	(1,407)
Other general administrative expenses	(819)	(724)
Depreciation and amortisation	(379)	(343)

Net operating income	2,217	3,104

Net loan-loss provisions	(806)	(559)
Other income	(167)	(955)

Ordinary profit before taxes	1,244	1,590

Tax on profit	(286)	(424)

Ordinary profit from continuing operations	958	1,166

Net profit from discontinued operations	77	39

Ordinary consolidated profit	1,034	1,205

Minority interests	0	0

Ordinary attributable profit to the Group	1,034	1,205

Net capital gains and provisions	81	—

Attributable profit to the Group	1,115	1,205

*	Including dividends, income from equity-accounted method and other operating income/expenses

United Kingdom	27

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	901	821	818	796

Net fees	282	290	300	318
Gains (losses) on financial transactions	111	125	69	55
Other operating income*	9	6	0	4

Gross income	1,303	1,243	1,187	1,174

Operating expenses	(662)	(688)	(691)	(649)
General administrative expenses	(569)	(599)	(577)	(566)
Personnel	(364)	(375)	(392)	(361)
Other general administrative expenses	(205)	(224)	(185)	(205)
Depreciation and amortisation	(93)	(89)	(114)	(84)

Net operating income	641	555	496	525

Net loan-loss provisions	(206)	(214)	(187)	(200)
Other income	(63)	(39)	(31)	(33)

Ordinary profit before taxes	372	302	278	292

Tax on profit	(98)	(71)	(57)	(61)

Ordinary profit from continuing operations	275	231	221	231

Net profit from discontinued operations	17	15	20	25

Ordinary consolidated profit	291	246	242	256

Minority interests	0	0	0	0

Ordinary attributable profit to the Group	291	246	242	256

Net capital gains and provisions	—	—	81	—

Attributable profit to the Group	291	246	322	256

*	Including dividends, income from equity-accounted method and other operating income/expenses

United Kingdom	28

£ million

	2012	2011
Income statement
Net interest income	2,704	3,581

Net fees	965	881
Gains (losses) on financial transactions	292	351
Other operating income*	16	25

Gross income	3,977	4,839

Operating expenses	(2,180)	(2,147)
General administrative expenses	(1,873)	(1,849)
Personnel	(1,210)	(1,221)
Other general administrative expenses	(663)	(628)
Depreciation and amortisation	(307)	(298)

Net operating income	1,797	2,692

Net loan-loss provisions	(654)	(485)
Other income	(135)	(828)

Ordinary profit before taxes	1,008	1,379

Tax on profit	(232)	(368)

Ordinary profit from continuing operations	776	1,011

Net profit from discontinued operations	62	34

Ordinary consolidated profit	838	1,045

Minority interests	0	0

Ordinary attributable profit to the Group	838	1,045

Net capital gains and provisions	65	—

Attributable profit to the Group	904	1,045

*	Including dividends, income from equity-accounted method and other operating income/expenses

United Kingdom	29

£ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	752	664	645	643

Net fees	236	235	237	257
Gains (losses) on financial transactions	93	102	54	44
Other operating income*	7	5	0	4

Gross income	1,088	1,006	936	947

Operating expenses	(552)	(558)	(546)	(524)
General administrative expenses	(475)	(485)	(456)	(457)
Personnel	(304)	(304)	(310)	(291)
Other general administrative expenses	(171)	(181)	(146)	(165)
Depreciation and amortisation	(77)	(72)	(90)	(67)

Net operating income	535	448	390	423

Net loan-loss provisions	(172)	(173)	(147)	(161)
Other income	(53)	(32)	(24)	(27)

Ordinary profit before taxes	311	244	218	236

Tax on profit	(81)	(57)	(44)	(49)

Ordinary profit from continuing operations	229	186	174	187

Net profit from discontinued operations	14	12	16	20

Ordinary consolidated profit	243	198	190	207

Minority interests	0	0	0	0

Ordinary attributable profit to the Group	243	198	190	207

Net capital gains and provisions	—	—	65	0

Attributable profit to the Group	243	198	256	207

*	Including dividends, income from equity-accounted method and other operating income/expenses

Latin America	30

EUR million

	2012	2011
Income statement
Net interest income	17,881	16,349

Net fees	5,097	4,992
Gains (losses) on financial transactions	1,071	1,067
Other operating income*	(115)	(144)

Gross income	23,934	22,265

Operating expenses	(9,124)	(8,928)
General administrative expenses	(8,253)	(8,003)
Personnel	(4,643)	(4,473)
Other general administrative expenses	(3,611)	(3,529)
Depreciation and amortisation	(871)	(926)

Net operating income	14,811	13,336

Net loan-loss provisions	(7,380)	(5,447)
Other income	(818)	(1,020)

Profit before taxes	6,612	6,869

Tax on profit	(1,484)	(1,531)

Profit from continuing operations	5,128	5,338

Net profit from discontinued operations	—	—

Consolidated profit	5,128	5,338

Minority interests	866	717

Attributable profit to the Group	4,262	4,622

*	Including dividends, income from equity-accounted method and other operating income/expenses

Latin America	31

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	4,650	4,554	4,449	4,227

Net fees	1,327	1,219	1,285	1,266
Gains (losses) on financial transactions	247	298	309	217
Other operating income*	(49)	(17)	(28)	(21)

Gross income	6,175	6,055	6,016	5,689

Operating expenses	(2,314)	(2,192)	(2,298)	(2,320)
General administrative expenses	(2,104)	(1,986)	(2,072)	(2,090)
Personnel	(1,190)	(1,136)	(1,166)	(1,150)
Other general administrative expenses	(914)	(850)	(907)	(940)
Depreciation and amortisation	(209)	(205)	(226)	(230)

Net operating income	3,861	3,863	3,717	3,369

Net loan-loss provisions	(1,742)	(2,026)	(1,851)	(1,762)
Other income	(248)	(255)	(236)	(79)

Profit before taxes	1,872	1,582	1,630	1,528

Tax on profit	(425)	(362)	(402)	(295)

Profit from continuing operations	1,447	1,220	1,228	1,233

Net profit from discontinued operations	—	0	(0)	—

Consolidated profit	1,447	1,220	1,228	1,233

Minority interests	239	208	173	245

Attributable profit to the Group	1,207	1,012	1,055	988

*	Including dividends, income from equity-accounted method and other operating income/expenses

Latin America	32

US$ million

	2012	2011
Income statement
Net interest income	22,962	22,730

Net fees	6,546	6,941
Gains (losses) on financial transactions	1,376	1,484
Other operating income*	(147)	(200)

Gross income	30,736	30,955

Operating expenses	(11,717)	(12,413)
General administrative expenses	(10,598)	(11,126)
Personnel	(5,962)	(6,220)
Other general administrative expenses	(4,637)	(4,907)
Depreciation and amortisation	(1,118)	(1,287)

Net operating income	19,020	18,542

Net loan-loss provisions	(9,478)	(7,574)
Other income	(1,051)	(1,418)

Profit before taxes	8,491	9,551

Tax on profit	(1,906)	(2,129)

Profit from continuing operations	6,585	7,422

Net profit from discontinued operations	—	—

Consolidated profit	6,585	7,422

Minority interests	1,112	996

Attributable profit to the Group	5,473	6,426

*	Including dividends, income from equity-accounted method and other operating income/expenses

Latin America	33

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	6,094	5,833	5,548	5,486

Net fees	1,739	1,561	1,604	1,642
Gains (losses) on financial transactions	324	383	387	282
Other operating income*	(64)	(21)	(35)	(28)

Gross income	8,092	7,756	7,504	7,383

Operating expenses	(3,032)	(2,807)	(2,870)	(3,008)
General administrative expenses	(2,758)	(2,543)	(2,587)	(2,710)
Personnel	(1,560)	(1,455)	(1,455)	(1,492)
Other general administrative expenses	(1,198)	(1,089)	(1,132)	(1,218)
Depreciation and amortisation	(274)	(263)	(282)	(298)

Net operating income	5,060	4,949	4,635	4,375

Net loan-loss provisions	(2,282)	(2,600)	(2,309)	(2,286)
Other income	(325)	(327)	(294)	(105)

Profit before taxes	2,453	2,023	2,031	1,984

Tax on profit	(557)	(464)	(502)	(384)

Profit from continuing operations	1,896	1,560	1,529	1,600

Net profit from discontinued operations	—	0	(0)	—

Consolidated profit	1,896	1,560	1,529	1,600

Minority interests	314	266	215	317

Attributable profit to the Group	1,582	1,293	1,314	1,283

*	Including dividends, income from equity-accounted method and other operating income/expenses

Brazil	34

EUR million

	2012	2011
Income statement
Net interest income	12,746	11,980

Net fees	3,137	3,253
Gains (losses) on financial transactions	716	757
Other operating income*	(79)	(177)

Gross income	16,520	15,813

Operating expenses	(5,869)	(5,987)
General administrative expenses	(5,296)	(5,340)
Personnel	(2,946)	(2,941)
Other general administrative expenses	(2,351)	(2,399)
Depreciation and amortisation	(572)	(647)

Net operating income	10,651	9,826

Net loan-loss provisions	(6,124)	(4,508)
Other income	(811)	(1,093)

Profit before taxes	3,716	4,226

Tax on profit	(937)	(1,116)

Profit from continuing operations	2,779	3,110

Net profit from discontinued operations	—	—

Consolidated profit	2,779	3,110

Minority interests	591	525

Attributable profit to the Group	2,188	2,586

*	Including dividends, income from equity-accounted method and other operating income/expenses

Brazil	35

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	3,376	3,312	3,178	2,880

Net fees	848	744	780	765
Gains (losses) on financial transactions	170	223	203	120
Other operating income*	(41)	(16)	(17)	(5)

Gross income	4,353	4,263	4,143	3,760

Operating expenses	(1,537)	(1,413)	(1,465)	(1,454)
General administrative expenses	(1,401)	(1,281)	(1,314)	(1,301)
Personnel	(781)	(712)	(734)	(719)
Other general administrative expenses	(620)	(569)	(580)	(582)
Depreciation and amortisation	(136)	(132)	(151)	(153)

Net operating income	2,816	2,851	2,678	2,306

Net loan-loss provisions	(1,490)	(1,735)	(1,505)	(1,394)
Other income	(222)	(246)	(241)	(102)

Profit before taxes	1,104	870	933	810

Tax on profit	(283)	(222)	(269)	(164)

Profit from continuing operations	821	648	664	646

Net profit from discontinued operations	—	—	—	—

Consolidated profit	821	648	664	646

Minority interests	179	150	133	129

Attributable profit to the Group	641	498	531	518

*	Including dividends, income from equity-accounted method and other operating income/expenses

Brazil	36

US$ million

	2012	2011
Income statement
Net interest income	16,368	16,656

Net fees	4,029	4,523
Gains (losses) on financial transactions	919	1,052
Other operating income*	(102)	(246)

Gross income	21,214	21,985

Operating expenses	(7,536)	(8,324)
General administrative expenses	(6,802)	(7,425)
Personnel	(3,783)	(4,089)
Other general administrative expenses	(3,019)	(3,335)
Depreciation and amortisation	(735)	(899)

Net operating income	13,678	13,662

Net loan-loss provisions	(7,865)	(6,267)
Other income	(1,041)	(1,519)

Profit before taxes	4,772	5,876

Tax on profit	(1,203)	(1,551)

Profit from continuing operations	3,569	4,325

Net profit from discontinued operations	—	—

Consolidated profit	3,569	4,325

Minority interests	759	729

Attributable profit to the Group	2,810	3,595

*	Including dividends, income from equity-accounted method and other operating income/expenses

Brazil	37

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	4,424	4,243	3,961	3,740

Net fees	1,112	952	973	993
Gains (losses) on financial transactions	222	287	253	157
Other operating income*	(53)	(20)	(21)	(7)

Gross income	5,705	5,461	5,165	4,883

Operating expenses	(2,014)	(1,808)	(1,828)	(1,886)
General administrative expenses	(1,836)	(1,639)	(1,639)	(1,687)
Personnel	(1,023)	(911)	(916)	(932)
Other general administrative expenses	(813)	(728)	(723)	(755)
Depreciation and amortisation	(178)	(169)	(189)	(199)

Net operating income	3,691	3,653	3,337	2,997

Net loan-loss provisions	(1,953)	(2,227)	(1,874)	(1,811)
Other income	(291)	(316)	(300)	(134)

Profit before taxes	1,446	1,111	1,162	1,052

Tax on profit	(371)	(283)	(336)	(214)

Profit from continuing operations	1,076	828	826	839

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,076	828	826	839

Minority interests	235	191	165	167

Attributable profit to the Group	840	637	662	672

*	Including dividends, income from equity-accounted method and other operating income/expenses

Brazil	38

R$ million

	2012	2011
Income statement
Net interest income	31,879	27,846

Net fees	7,847	7,562
Gains (losses) on financial transactions	1,790	1,759
Other operating income*	(198)	(411)

Gross income	41,318	36,755

Operating expenses	(14,678)	(13,915)
General administrative expenses	(13,247)	(12,412)
Personnel	(7,368)	(6,836)
Other general administrative expenses	(5,880)	(5,576)
Depreciation and amortisation	(1,431)	(1,503)

Net operating income	26,640	22,840

Net loan-loss provisions	(15,318)	(10,477)
Other income	(2,028)	(2,540)

Profit before taxes	9,295	9,823

Tax on profit	(2,344)	(2,593)

Profit from continuing operations	6,951	7,230

Net profit from discontinued operations	—	—

Consolidated profit	6,951	7,230

Minority interests	1,477	1,219

Attributable profit to the Group	5,474	6,011

*	Including dividends, income from equity-accounted method and other operating income/expenses

Brazil	39

R$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	7,817	8,293	8,060	7,710

Net fees	1,964	1,871	1,976	2,036
Gains (losses) on financial transactions	393	554	512	331
Other operating income*	(94)	(42)	(45)	(16)

Gross income	10,080	10,675	10,502	10,061

Operating expenses	(3,559)	(3,546)	(3,710)	(3,864)
General administrative expenses	(3,244)	(3,216)	(3,328)	(3,459)
Personnel	(1,808)	(1,788)	(1,860)	(1,912)
Other general administrative expenses	(1,436)	(1,428)	(1,469)	(1,547)
Depreciation and amortisation	(314)	(330)	(382)	(405)

Net operating income	6,521	7,130	6,792	6,197

Net loan-loss provisions	(3,450)	(4,318)	(3,818)	(3,731)
Other income	(515)	(613)	(608)	(291)

Profit before taxes	2,556	2,198	2,366	2,175

Tax on profit	(655)	(560)	(679)	(449)

Profit from continuing operations	1,901	1,638	1,687	1,726

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,901	1,638	1,687	1,726

Minority interests	416	377	339	345

Attributable profit to the Group	1,485	1,260	1,348	1,381

*	Including dividends, income from equity-accounted method and other operating income/expenses

Mexico	40

EUR million

	2012	2011
Income statement
Net interest income	2,007	1,664

Net fees	750	603
Gains (losses) on financial transactions	105	98
Other operating income*	(48)	(8)

Gross income	2,814	2,357

Operating expenses	(1,128)	(998)
General administrative expenses	(1,015)	(889)
Personnel	(535)	(469)
Other general administrative expenses	(480)	(420)
Depreciation and amortisation	(113)	(108)

Net operating income	1,686	1,360

Net loan-loss provisions	(466)	(337)
Other income	55	33

Profit before taxes	1,275	1,056

Tax on profit	(207)	(125)

Profit from continuing operations	1,068	931

Net profit from discontinued operations	—	—

Consolidated profit	1,068	931

Minority interests	59	2

Attributable profit to the Group	1,009	929

*	Including dividends, income from equity-accounted method and other operating income/expenses

Mexico	41

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	477	481	523	526

Net fees	180	164	200	207
Gains (losses) on financial transactions	31	4	33	36
Other operating income*	(10)	(3)	(14)	(21)

Gross income	677	646	742	749

Operating expenses	(251)	(251)	(296)	(330)
General administrative expenses	(221)	(222)	(269)	(303)
Personnel	(128)	(128)	(137)	(142)
Other general administrative expenses	(94)	(94)	(132)	(160)
Depreciation and amortisation	(30)	(29)	(27)	(28)

Net operating income	426	395	446	419

Net loan-loss provisions	(78)	(101)	(129)	(158)
Other income	(2)	29	6	22

Profit before taxes	346	324	323	283

Tax on profit	(51)	(65)	(48)	(43)

Profit from continuing operations	295	259	275	240

Net profit from discontinued operations	—	—	—	—

Consolidated profit	295	259	275	240

Minority interests	0	0	0	58

Attributable profit to the Group	294	259	274	181

*	Including dividends, income from equity-accounted method and other operating income/expenses

Mexico	42

US$ million

	2012	2011
Income statement
Net interest income	2,577	2,314

Net fees	964	839
Gains (losses) on financial transactions	135	136
Other operating income*	(62)	(11)

Gross income	3,613	3,278

Operating expenses	(1,449)	(1,387)
General administrative expenses	(1,303)	(1,236)
Personnel	(687)	(653)
Other general administrative expenses	(617)	(584)
Depreciation and amortisation	(145)	(151)

Net operating income	2,165	1,890

Net loan-loss provisions	(599)	(469)
Other income	71	46

Profit before taxes	1,637	1,468

Tax on profit	(266)	(174)

Profit from continuing operations	1,371	1,294

Net profit from discontinued operations	—	—

Consolidated profit	1,371	1,294

Minority interests	76	2

Attributable profit to the Group	1,295	1,292

*	Including dividends, income from equity-accounted method and other operating income/expenses

Mexico	43

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	625	616	654	682

Net fees	235	210	250	268
Gains (losses) on financial transactions	41	5	42	47
Other operating income*	(14)	(4)	(17)	(26)

Gross income	887	827	929	971

Operating expenses	(329)	(321)	(371)	(428)
General administrative expenses	(290)	(284)	(337)	(392)
Personnel	(167)	(164)	(171)	(185)
Other general administrative expenses	(123)	(121)	(166)	(207)
Depreciation and amortisation	(39)	(37)	(34)	(36)

Net operating income	558	506	558	543

Net loan-loss provisions	(102)	(130)	(163)	(204)
Other income	(3)	38	7	28

Profit before taxes	454	414	402	367

Tax on profit	(67)	(83)	(60)	(56)

Profit from continuing operations	386	331	343	311

Net profit from discontinued operations	—	—	—	—

Consolidated profit	386	331	343	311

Minority interests	1	0	0	75

Attributable profit to the Group	386	331	342	237

*	Including dividends, income from equity-accounted method and other operating income/expenses

Mexico	44

Million pesos

	2012	2011
Income statement
Net interest income	33,899	28,710

Net fees	12,678	10,406
Gains (losses) on financial transactions	1,772	1,692
Other operating income*	(813)	(136)

Gross income	47,536	40,672

Operating expenses	(19,057)	(17,213)
General administrative expenses	(17,143)	(15,342)
Personnel	(9,031)	(8,100)
Other general administrative expenses	(8,111)	(7,242)
Depreciation and amortisation	(1,914)	(1,871)

Net operating income	28,480	23,459

Net loan-loss provisions	(7,875)	(5,819)
Other income	932	574

Profit before taxes	21,537	18,214

Tax on profit	(3,497)	(2,156)

Profit from continuing operations	18,040	16,058

Net profit from discontinued operations	—	—

Consolidated profit	18,040	16,058

Minority interests	1,000	29

Attributable profit to the Group	17,040	16,029

*	Including dividends, income from equity-accounted method and other operating income/expenses

Mexico	45

Million pesos

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	8,113	8,334	8,613	8,839

Net fees	3,056	2,852	3,300	3,470
Gains (losses) on financial transactions	526	75	558	613
Other operating income*	(179)	(59)	(230)	(346)

Gross income	11,517	11,202	12,241	12,577

Operating expenses	(4,269)	(4,344)	(4,890)	(5,553)
General administrative expenses	(3,766)	(3,847)	(4,445)	(5,085)
Personnel	(2,173)	(2,214)	(2,252)	(2,392)
Other general administrative expenses	(1,593)	(1,633)	(2,192)	(2,693)
Depreciation and amortisation	(503)	(498)	(446)	(467)

Net operating income	7,248	6,857	7,350	7,024

Net loan-loss provisions	(1,327)	(1,747)	(2,145)	(2,656)
Other income	(34)	504	93	369

Profit before taxes	5,888	5,614	5,298	4,736

Tax on profit	(874)	(1,116)	(786)	(721)

Profit from continuing operations	5,014	4,498	4,512	4,016

Net profit from discontinued operations	—	—	—	—

Consolidated profit	5,014	4,498	4,512	4,016

Minority interests	7	6	6	980

Attributable profit to the Group	5,007	4,492	4,506	3,035

*	Including dividends, income from equity-accounted method and other operating income/expenses

Chile	46

EUR million

	2012	2011
Income statement
Net interest income	1,727	1,518

Net fees	447	422
Gains (losses) on financial transactions	124	79
Other operating income*	9	41

Gross income	2,307	2,060

Operating expenses	(934)	(819)
General administrative expenses	(833)	(726)
Personnel	(522)	(459)
Other general administrative expenses	(311)	(267)
Depreciation and amortisation	(101)	(93)

Net operating income	1,373	1,241

Net loan-loss provisions	(573)	(380)
Other income	5	40

Profit before taxes	805	901

Tax on profit	(101)	(111)

Profit from continuing operations	704	790

Net profit from discontinued operations	—	—

Consolidated profit	704	790

Minority interests	214	187

Attributable profit to the Group	490	603

*	Including dividends, income from equity-accounted method and other operating income/expenses

Chile	47

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	432	415	408	473

Net fees	111	112	115	109
Gains (losses) on financial transactions	16	41	39	27
Other operating income*	5	3	1	(1)

Gross income	564	572	563	608

Operating expenses	(215)	(234)	(243)	(242)
General administrative expenses	(193)	(209)	(217)	(214)
Personnel	(118)	(134)	(136)	(134)
Other general administrative expenses	(75)	(76)	(81)	(79)
Depreciation and amortisation	(22)	(25)	(26)	(28)

Net operating income	349	337	321	366

Net loan-loss provisions	(125)	(120)	(171)	(157)
Other income	(4)	(10)	14	6

Profit before taxes	220	207	163	215

Tax on profit	(30)	(25)	(23)	(23)

Profit from continuing operations	190	182	140	192

Net profit from discontinued operations	—	—	—	—

Consolidated profit	190	182	140	192

Minority interests	59	57	40	58

Attributable profit to the Group	131	125	101	134

*	Including dividends, income from equity-accounted method and other operating income/expenses

Chile	48

US$ million

	2012	2011
Income statement
Net interest income	2,218	2,111

Net fees	574	586
Gains (losses) on financial transactions	159	110
Other operating income*	12	57

Gross income	2,963	2,864

Operating expenses	(1,199)	(1,139)
General administrative expenses	(1,069)	(1,009)
Personnel	(670)	(638)
Other general administrative expenses	(399)	(371)
Depreciation and amortisation	(130)	(130)

Net operating income	1,764	1,725

Net loan-loss provisions	(736)	(528)
Other income	7	56

Profit before taxes	1,034	1,253

Tax on profit	(130)	(154)

Profit from continuing operations	904	1,099

Net profit from discontinued operations	—	—

Consolidated profit	904	1,099

Minority interests	275	260

Attributable profit to the Group	629	838

*	Including dividends, income from equity-accounted method and other operating income/expenses

Chile	49

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	566	531	509	613

Net fees	146	144	143	141
Gains (losses) on financial transactions	21	53	49	35
Other operating income*	6	4	2	(1)

Gross income	739	733	703	788

Operating expenses	(281)	(300)	(304)	(314)
General administrative expenses	(252)	(268)	(271)	(277)
Personnel	(155)	(171)	(170)	(174)
Other general administrative expenses	(98)	(97)	(101)	(103)
Depreciation and amortisation	(29)	(32)	(32)	(37)

Net operating income	457	432	399	475

Net loan-loss provisions	(164)	(154)	(215)	(204)
Other income	(6)	(13)	18	8

Profit before taxes	288	265	202	279

Tax on profit	(39)	(31)	(29)	(30)

Profit from continuing operations	249	233	173	249

Net profit from discontinued operations	—	—	—	—

Consolidated profit	249	233	173	249

Minority interests	77	73	49	75

Attributable profit to the Group	172	160	125	173

*	Including dividends, income from equity-accounted method and other operating income/expenses

Chile	50

Ch$ million

	2012	2011
Income statement
Net interest income	1,078,750	1,020,270

Net fees	279,243	283,429
Gains (losses) on financial transactions	77,126	53,075
Other operating income*	5,618	27,585

Gross income	1,440,738	1,384,359

Operating expenses	(583,033)	(550,421)
General administrative expenses	(519,934)	(487,750)
Personnel	(325,925)	(308,572)
Other general administrative expenses	(194,009)	(179,179)
Depreciation and amortisation	(63,098)	(62,671)

Net operating income	857,705	833,938

Net loan-loss provisions	(358,102)	(255,366)
Other income	3,379	27,057

Profit before taxes	502,982	605,630

Tax on profit	(63,196)	(74,550)

Profit from continuing operations	439,786	531,080

Net profit from discontinued operations	—	—

Consolidated profit	439,786	531,080

Minority interests	133,706	125,881

Attributable profit to the Group	306,080	405,199

*	Including dividends, income from equity-accounted method and other operating income/expenses

Chile	51

Ch$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	276,624	263,818	245,058	293,249

Net fees	71,257	71,591	69,145	67,251
Gains (losses) on financial transactions	10,143	26,207	23,883	16,894
Other operating income*	2,981	2,215	752	(329)

Gross income	361,004	363,830	338,838	377,065

Operating expenses	(137,450)	(149,105)	(146,532)	(149,946)
General administrative expenses	(123,336)	(133,239)	(130,957)	(132,402)
Personnel	(75,619)	(85,096)	(82,044)	(83,166)
Other general administrative expenses	(47,716)	(48,143)	(48,913)	(49,236)
Depreciation and amortisation	(14,115)	(15,866)	(15,575)	(17,543)

Net operating income	223,554	214,725	192,307	227,119

Net loan-loss provisions	(80,018)	(76,598)	(104,058)	(97,428)
Other income	(2,746)	(6,563)	8,851	3,836

Profit before taxes	140,790	131,565	97,099	133,528

Tax on profit	(19,173)	(15,664)	(13,927)	(14,431)

Profit from continuing operations	121,617	115,901	83,172	119,096

Net profit from discontinued operations	—	—	—	—

Consolidated profit	121,617	115,901	83,172	119,096

Minority interests	37,741	36,492	23,357	36,115

Attributable profit to the Group	83,875	79,409	59,814	82,981

*	Including dividends, income from equity-accounted method and other operating income/expenses

USA	52

EUR million

	2012	2011
Income statement
Net interest income	1,695	1,702

Net fees	378	379
Gains (losses) on financial transactions	244	190
Other operating income*	287	466

Gross income	2,605	2,737

Operating expenses	(1,183)	(1,005)
General administrative expenses	(1,037)	(891)
Personnel	(571)	(483)
Other general administrative expenses	(466)	(408)
Depreciation and amortisation	(146)	(114)

Net operating income	1,422	1,732

Net loan-loss provisions	(265)	(443)
Other income	(187)	(61)

Profit before taxes	970	1,228

Tax on profit	(165)	(224)

Profit from continuing operations	805	1,004

Net profit from discontinued operations	—	—

Consolidated profit	805	1,004

Minority interests	—	—

Attributable profit to the Group	805	1,004

*	Including dividends, income from equity-accounted method and other operating income/expenses

USA	53

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	430	428	430	408

Net fees	95	97	95	91
Gains (losses) on financial transactions	58	78	50	58
Other operating income*	81	74	70	63

Gross income	663	677	644	620

Operating expenses	(278)	(297)	(304)	(303)
General administrative expenses	(248)	(261)	(263)	(266)
Personnel	(139)	(140)	(147)	(146)
Other general administrative expenses	(110)	(120)	(116)	(120)
Depreciation and amortisation	(30)	(36)	(42)	(38)

Net operating income	385	380	340	317

Net loan-loss provisions	(71)	(79)	(52)	(62)
Other income	(19)	(28)	(141)	1

Profit before taxes	295	274	146	256

Tax on profit	(57)	(59)	(20)	(30)

Profit from continuing operations	238	215	126	226

Net profit from discontinued operations	—	—	—	—

Consolidated profit	238	215	126	226

Minority interests	—	—	—	—

Attributable profit to the Group	238	215	126	226

*	Including dividends, income from equity-accounted method and other operating income/expenses

USA	54

US$ million

	2012	2011
Income statement
Net interest income	2,177	2,366

Net fees	485	527
Gains (losses) on financial transactions	314	264
Other operating income*	369	648

Gross income	3,345	3,806

Operating expenses	(1,519)	(1,398)
General administrative expenses	(1,332)	(1,239)
Personnel	(734)	(671)
Other general administrative expenses	(598)	(568)
Depreciation and amortisation	(187)	(159)

Net operating income	1,826	2,408

Net loan-loss provisions	(340)	(616)
Other income	(240)	(85)

Profit before taxes	1,246	1,707

Tax on profit	(212)	(311)

Profit from continuing operations	1,034	1,396

Net profit from discontinued operations	—	—

Consolidated profit	1,034	1,396

Minority interests	—	—

Attributable profit to the Group	1,034	1,396

*	Including dividends, income from equity-accounted method and other operating income/expenses

USA	55

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	563	548	536	530

Net fees	125	125	118	117
Gains (losses) on financial transactions	76	101	62	75
Other operating income*	106	94	87	82

Gross income	869	868	803	805

Operating expenses	(365)	(381)	(380)	(393)
General administrative expenses	(325)	(334)	(328)	(344)
Personnel	(182)	(180)	(184)	(189)
Other general administrative expenses	(144)	(154)	(145)	(156)
Depreciation and amortisation	(39)	(47)	(52)	(49)

Net operating income	505	487	423	411

Net loan-loss provisions	(93)	(101)	(65)	(81)
Other income	(25)	(35)	(180)	1

Profit before taxes	387	350	178	331

Tax on profit	(74)	(76)	(23)	(39)

Profit from continuing operations	312	275	155	292

Net profit from discontinued operations	—	—	—	—

Consolidated profit	312	275	155	292

Minority interests	—	—	—	—

Attributable profit to the Group	312	275	155	292

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank	56

EUR million

	2012	2011
Income statement
Net interest income	1,695	1,678

Net fees	378	374
Gains (losses) on financial transactions	244	190
Other operating income*	(54)	(55)

Gross income	2,264	2,188

Operating expenses	(1,180)	(985)
General administrative expenses	(1,035)	(871)
Personnel	(569)	(475)
Other general administrative expenses	(465)	(397)
Depreciation and amortisation	(146)	(114)

Net operating income	1,083	1,203

Net loan-loss provisions	(265)	(374)
Other income	(187)	(61)

Profit before taxes	632	768

Tax on profit	(166)	(248)

Profit from continuing operations	466	520

Net profit from discontinued operations	—	—

Consolidated profit	466	520

Minority interests	—	—

Attributable profit to the Group	466	520

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank	57

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	430	428	430	408

Net fees	95	97	95	91
Gains (losses) on financial transactions	58	78	50	58
Other operating income*	(14)	(10)	(13)	(17)

Gross income	569	594	561	540

Operating expenses	(278)	(296)	(304)	(303)
General administrative expenses	(247)	(260)	(262)	(265)
Personnel	(138)	(140)	(146)	(145)
Other general administrative expenses	(110)	(120)	(116)	(120)
Depreciation and amortisation	(30)	(36)	(42)	(38)

Net operating income	291	298	257	237

Net loan-loss provisions	(71)	(79)	(52)	(62)
Other income	(19)	(28)	(141)	1

Profit before taxes	201	191	64	176

Tax on profit	(57)	(59)	(20)	(30)

Profit from continuing operations	144	132	44	146

Net profit from discontinued operations	—	—	—	—

Consolidated profit	144	132	44	146

Minority interests	—	—	—	—

Attributable profit to the Group	144	132	44	146

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank	58

US$ million

	2012	2011
Income statement
Net interest income	2,177	2,334

Net fees	485	521
Gains (losses) on financial transactions	314	264
Other operating income*	(69)	(76)

Gross income	2,907	3,042

Operating expenses	(1,516)	(1,369)
General administrative expenses	(1,329)	(1,211)
Personnel	(731)	(660)
Other general administrative expenses	(598)	(551)
Depreciation and amortisation	(187)	(158)

Net operating income	1,391	1,673

Net loan-loss provisions	(340)	(520)
Other income	(240)	(85)

Profit before taxes	811	1,068

Tax on profit	(213)	(344)

Profit from continuing operations	598	723

Net profit from discontinued operations	—	—

Consolidated profit	598	723

Minority interests	—	—

Attributable profit to the Group	598	723

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank	59

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	563	548	536	530

Net fees	125	125	118	117
Gains (losses) on financial transactions	76	101	62	75
Other operating income*	(18)	(12)	(17)	(22)

Gross income	745	762	700	700

Operating expenses	(364)	(380)	(379)	(393)
General administrative expenses	(324)	(333)	(327)	(344)
Personnel	(181)	(179)	(183)	(188)
Other general administrative expenses	(144)	(154)	(144)	(156)
Depreciation and amortisation	(39)	(47)	(52)	(49)

Net operating income	382	382	320	308

Net loan-loss provisions	(93)	(101)	(65)	(81)
Other income	(25)	(35)	(180)	1

Profit before taxes	264	245	75	227

Tax on profit	(75)	(76)	(24)	(39)

Profit from continuing operations	189	169	52	188

Net profit from discontinued operations	—	—	—	—

Consolidated profit	189	169	52	188

Minority interests	—	—	—	—

Attributable profit to the Group	189	169	52	188

*	Including dividends, income from equity-accounted method and other operating income/expenses

Corporate Activities	60

EUR million

	2012	2011
Income statement
Net interest income	(1,843)	(1,272)

Net fees	(30)	(9)
Gains (losses) on financial transactions	716	582
Other operating income	150	176
Dividends	53	57
Income from equity-accounted method	(4)	2
Other operating income/expenses	101	117

Gross income	(1,007)	(523)

Operating expenses	(530)	(608)
General administrative expenses	(411)	(502)
Personnel	(103)	(237)
Other general administrative expenses	(308)	(264)
Depreciation and amortisation	(120)	(107)

Net operating income	(1,537)	(1,131)

Net loan-loss provisions	(85)	45
Other income	(555)	(272)

Ordinary profit before taxes	(2,177)	(1,358)

Tax on profit	33	110

Ordinary profit from continuing operations	(2,144)	(1,248)

Net profit from discontinued operations	0	—

Ordinary consolidated profit	(2,144)	(1,248)

Minority interests	(20)	2

Ordinary attributable profit to the Group	(2,125)	(1,249)

Net capital gains and provisions	983	(422)

Attributable profit to the Group	(1,142)	(1,671)

Corporate Activities	61

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	(453)	(441)	(520)	(429)

Net fees	(13)	(3)	(9)	(5)
Gains (losses) on financial transactions	99	226	189	201
Other operating income	42	34	60	15
Dividends	14	10	21	8
Income from equity-accounted method	(1)	(1)	0	(3)
Other operating income/expenses	29	25	39	9

Gross income	(326)	(184)	(280)	(218)

Operating expenses	(171)	(156)	(149)	(54)
General administrative expenses	(142)	(136)	(96)	(36)
Personnel	(67)	(59)	(18)	40
Other general administrative expenses	(75)	(78)	(78)	(77)
Depreciation and amortisation	(29)	(20)	(53)	(18)

Net operating income	(496)	(340)	(429)	(272)

Net loan-loss provisions	(4)	4	(30)	(54)
Other income	(61)	18	(74)	(439)

Ordinary profit before taxes	(562)	(318)	(533)	(765)

Tax on profit	3	(64)	(32)	126

Ordinary profit from continuing operations	(559)	(381)	(565)	(639)

Net profit from discontinued operations	—	(0)	0	—

Ordinary consolidated profit	(559)	(381)	(565)	(639)

Minority interests	(27)	15	12	(20)

Ordinary attributable profit to the Group	(531)	(397)	(577)	(619)

Net capital gains and provisions	—	682	244	56

Attributable profit to the Group	(531)	285	(333)	(563)

Retail Banking	62

EUR million

	2012	2011
Income statement
Net interest income	28,865	27,295

Net fees	8,471	8,439
Gains (losses) on financial transactions	1,134	1,061
Other operating income*	(144)	77

Gross income	38,326	36,872

Operating expenses	(17,190)	(16,613)
General administrative expenses	(15,343)	(14,822)
Personnel	(8,986)	(8,665)
Other general administrative expenses	(6,357)	(6,157)
Depreciation and amortisation	(1,848)	(1,791)

Net operating income	21,136	20,259

Net loan-loss provisions	(11,763)	(9,138)
Other income	(1,296)	(2,231)

Ordinary profit before taxes	8,076	8,889

Tax on profit	(1,649)	(1,904)

Ordinary profit from continuing operations	6,428	6,985

Net profit from discontinued operations	70	14

Ordinary consolidated profit	6,497	6,999

Minority interests	686	523

Ordinary attributable profit to the Group	5,812	6,476

Net capital gains and provisions	81	—

Attributable profit to the Group	5,892	6,476

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking	63

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	7,498	7,341	7,243	6,782

Net fees	2,157	2,081	2,132	2,100
Gains (losses) on financial transactions	221	359	305	249
Other operating income*	(50)	0	(41)	(54)

Gross income	9,826	9,783	9,640	9,077

Operating expenses	(4,300)	(4,212)	(4,343)	(4,335)
General administrative expenses	(3,857)	(3,773)	(3,851)	(3,861)
Personnel	(2,256)	(2,223)	(2,276)	(2,231)
Other general administrative expenses	(1,601)	(1,550)	(1,575)	(1,630)
Depreciation and amortisation	(443)	(439)	(492)	(474)

Net operating income	5,526	5,571	5,297	4,742

Net loan-loss provisions	(3,014)	(3,182)	(2,713)	(2,854)
Other income	(377)	(355)	(436)	(129)

Ordinary profit before taxes	2,134	2,034	2,149	1,760

Tax on profit	(441)	(438)	(500)	(269)

Ordinary profit from continuing operations	1,693	1,596	1,648	1,490

Net profit from discontinued operations	17	11	22	20

Ordinary consolidated profit	1,711	1,607	1,670	1,510

Minority interests	185	167	140	194

Ordinary attributable profit to the Group	1,526	1,439	1,530	1,316

Net capital gains and provisions	—	—	81	—

Attributable profit to the Group	1,526	1,439	1,611	1,316

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe	64

EUR million

	2012	2011
Income statement
Net interest income	7,556	6,793

Net fees	2,855	3,007
Gains (losses) on financial transactions	275	225
Other operating income*	(178)	(32)

Gross income	10,508	9,993

Operating expenses	(5,334)	(5,265)
General administrative expenses	(4,790)	(4,775)
Personnel	(2,957)	(2,952)
Other general administrative expenses	(1,832)	(1,823)
Depreciation and amortisation	(544)	(490)

Net operating income	5,174	4,728

Net loan-loss provisions	(3,380)	(2,733)
Other income	(133)	(198)

Profit before taxes	1,662	1,797

Tax on profit	(356)	(372)

Profit from continuing operations	1,305	1,425

Net profit from discontinued operations	(7)	(24)

Consolidated profit	1,298	1,401

Minority interests	47	43

Attributable profit to the Group	1,251	1,357

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe	65

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	1,925	1,926	1,925	1,781

Net fees	733	721	710	692
Gains (losses) on financial transactions	107	49	62	56
Other operating income*	(38)	(21)	(50)	(68)

Gross income	2,726	2,675	2,646	2,460

Operating expenses	(1,333)	(1,315)	(1,334)	(1,351)
General administrative expenses	(1,200)	(1,185)	(1,199)	(1,206)
Personnel	(735)	(737)	(744)	(741)
Other general administrative expenses	(465)	(448)	(455)	(465)
Depreciation and amortisation	(133)	(130)	(136)	(145)

Net operating income	1,393	1,360	1,312	1,109

Net loan-loss provisions	(1,009)	(898)	(630)	(843)
Other income	(62)	(35)	(17)	(19)

Profit before taxes	322	427	665	247

Tax on profit	(67)	(93)	(170)	(25)

Profit from continuing operations	255	333	495	222

Net profit from discontinued operations	1	(4)	1	(5)

Consolidated profit	256	329	496	217

Minority interests	12	13	12	9

Attributable profit to the Group	243	317	484	207

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain	66

EUR million

	2012	2011
Income statement
Net interest income	4,144	3,529

Net fees	1,621	1,637
Gains (losses) on financial transactions	167	188
Other operating income*	(205)	(48)

Gross income	5,727	5,306

Operating expenses	(3,080)	(3,111)
General administrative expenses	(2,814)	(2,845)
Personnel	(1,831)	(1,879)
Other general administrative expenses	(983)	(966)
Depreciation and amortisation	(266)	(266)

Net operating income	2,647	2,195

Net loan-loss provisions	(2,144)	(1,618)
Other income	(91)	(41)

Profit before taxes	412	536

Tax on profit	(124)	(163)

Profit from continuing operations	289	373

Net profit from discontinued operations	—	—

Consolidated profit	289	373

Minority interests	1	4

Attributable profit to the Group	288	369

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain	67

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	1,063	1,081	1,066	935

Net fees	395	412	393	420
Gains (losses) on financial transactions	53	48	32	33
Other operating income*	(46)	(43)	(55)	(61)

Gross income	1,465	1,498	1,436	1,328

Operating expenses	(778)	(762)	(771)	(769)
General administrative expenses	(709)	(697)	(705)	(704)
Personnel	(461)	(457)	(461)	(452)
Other general administrative expenses	(248)	(240)	(244)	(252)
Depreciation and amortisation	(69)	(66)	(66)	(65)

Net operating income	687	736	665	559

Net loan-loss provisions	(683)	(582)	(323)	(557)
Other income	(31)	(31)	(8)	(21)

Profit before taxes	(26)	123	334	(19)

Tax on profit	8	(35)	(101)	5

Profit from continuing operations	(18)	87	233	(13)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	(18)	87	233	(13)

Minority interests	0	0	0	0

Attributable profit to the Group	(18)	87	232	(13)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal	68

EUR million

	2012	2011
Income statement
Net interest income	482	521

Net fees	269	271
Gains (losses) on financial transactions	86	(8)
Other operating income*	3	(1)

Gross income	841	783

Operating expenses	(469)	(495)
General administrative expenses	(391)	(419)
Personnel	(285)	(300)
Other general administrative expenses	(106)	(119)
Depreciation and amortisation	(77)	(77)

Net operating income	372	288

Net loan-loss provisions	(369)	(201)
Other income	(8)	(20)

Profit before taxes	(5)	67

Tax on profit	38	25

Profit from continuing operations	33	91

Net profit from discontinued operations	—	—

Consolidated profit	33	91

Minority interests	(0)	(0)

Attributable profit to the Group	33	92

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal	69

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	124	131	126	102

Net fees	73	69	66	61
Gains (losses) on financial transactions	65	1	26	(6)
Other operating income*	1	2	1	(1)

Gross income	262	204	219	156

Operating expenses	(117)	(117)	(116)	(119)
General administrative expenses	(98)	(97)	(97)	(99)
Personnel	(71)	(71)	(71)	(72)
Other general administrative expenses	(27)	(26)	(27)	(27)
Depreciation and amortisation	(20)	(19)	(19)	(20)

Net operating income	145	87	103	37

Net loan-loss provisions	(130)	(86)	(105)	(48)
Other income	(16)	1	7	0

Profit before taxes	(1)	2	4	(11)

Tax on profit	3	5	3	26

Profit from continuing operations	3	8	7	15

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3	8	7	15

Minority interests	(0)	(0)	0	(0)

Attributable profit to the Group	3	8	7	15

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Poland	70

EUR million

	2012	2011
Income statement
Net interest income	535	371

Net fees	210	248
Gains (losses) on financial transactions	35	58
Other operating income*	35	13

Gross income	815	690

Operating expenses	(376)	(325)
General administrative expenses	(345)	(299)
Personnel	(203)	(180)
Other general administrative expenses	(142)	(119)
Depreciation and amortisation	(31)	(26)

Net operating income	438	365

Net loan-loss provisions	(111)	(60)
Other income	7	(3)

Profit before taxes	334	302

Tax on profit	(72)	(62)

Profit from continuing operations	262	239

Net profit from discontinued operations	—	—

Consolidated profit	262	239

Minority interests	12	8

Attributable profit to the Group	250	232

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Poland	71

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	127	132	137	139

Net fees	59	41	54	56
Gains (losses) on financial transactions	(6)	(3)	11	32
Other operating income*	6	19	6	3

Gross income	186	189	208	231

Operating expenses	(93)	(93)	(93)	(97)
General administrative expenses	(85)	(85)	(86)	(90)
Personnel	(50)	(49)	(50)	(54)
Other general administrative expenses	(35)	(36)	(36)	(36)
Depreciation and amortisation	(8)	(8)	(8)	(8)

Net operating income	93	96	115	134

Net loan-loss provisions	(20)	(32)	(27)	(32)
Other income	3	1	2	1

Profit before taxes	76	66	89	102

Tax on profit	(17)	(13)	(19)	(22)

Profit from continuing operations	59	52	70	80

Net profit from discontinued operations	—	—	—	—

Consolidated profit	59	52	70	80

Minority interests	2	3	3	5

Attributable profit to the Group	57	50	67	76

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Poland	72

PLN million

	2012	2011
Income statement
Net interest income	2,237	1,526

Net fees	878	1,018
Gains (losses) on financial transactions	146	239
Other operating income*	145	54

Gross income	3,406	2,836

Operating expenses	(1,574)	(1,337)
General administrative expenses	(1,443)	(1,229)
Personnel	(849)	(740)
Other general administrative expenses	(595)	(489)
Depreciation and amortisation	(131)	(108)

Net operating income	1,832	1,499

Net loan-loss provisions	(465)	(246)
Other income	29	(12)

Profit before taxes	1,396	1,241

Tax on profit	(300)	(256)

Profit from continuing operations	1,096	984

Net profit from discontinued operations	—	—

Consolidated profit	1,096	984

Minority interests	52	32

Attributable profit to the Group	1,044	952

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Poland	73

PLN million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	536	563	568	571

Net fees	251	174	221	232
Gains (losses) on financial transactions	(27)	(11)	49	135
Other operating income*	27	80	23	14

Gross income	788	805	861	952

Operating expenses	(393)	(395)	(386)	(400)
General administrative expenses	(359)	(362)	(354)	(368)
Personnel	(211)	(211)	(206)	(222)
Other general administrative expenses	(149)	(151)	(148)	(147)
Depreciation and amortisation	(34)	(33)	(32)	(32)

Net operating income	394	410	476	552

Net loan-loss provisions	(85)	(135)	(113)	(133)
Other income	14	5	7	2

Profit before taxes	324	281	370	421

Tax on profit	(73)	(57)	(79)	(90)

Profit from continuing operations	251	223	290	331

Net profit from discontinued operations	—	—	—	—

Consolidated profit	251	223	290	331

Minority interests	9	11	12	19

Attributable profit to the Group	242	213	278	312

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom	74

EUR million

	2012	2011
Income statement
Net interest income	3,307	4,105

Net fees	964	888
Gains (losses) on financial transactions	(28)	9
Other operating income*	7	16

Gross income	4,251	5,019

Operating expenses	(2,411)	(2,227)
General administrative expenses	(2,036)	(1,887)
Personnel	(1,322)	(1,253)
Other general administrative expenses	(714)	(634)
Depreciation and amortisation	(375)	(339)

Net operating income	1,840	2,792

Net loan-loss provisions	(805)	(564)
Other income	(150)	(948)

Ordinary profit before taxes	884	1,281

Tax on profit	(220)	(371)

Ordinary profit from continuing operations	664	910

Net profit from discontinued operations	77	39

Ordinary consolidated profit	741	948

Minority interests	0	0

Ordinary attributable profit to the Group	741	948

Net capital gains and provisions	81	—

Attributable profit to the Group	821	948

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom	75

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	900	820	816	772

Net fees	214	236	252	263
Gains (losses) on financial transactions	(20)	29	(11)	(25)
Other operating income*	3	4	(2)	2

Gross income	1,096	1,089	1,055	1,012

Operating expenses	(594)	(619)	(620)	(578)
General administrative expenses	(502)	(531)	(508)	(496)
Personnel	(323)	(333)	(348)	(318)
Other general administrative expenses	(180)	(198)	(159)	(177)
Depreciation and amortisation	(92)	(88)	(112)	(83)

Net operating income	502	469	435	433

Net loan-loss provisions	(214)	(212)	(181)	(198)
Other income	(49)	(41)	(30)	(30)

Ordinary profit before taxes	239	217	224	205

Tax on profit	(66)	(49)	(54)	(51)

Ordinary profit from continuing operations	173	168	169	154

Net profit from discontinued operations	17	15	20	25

Ordinary consolidated profit	190	183	190	178

Minority interests	0	0	0	0

Ordinary attributable profit to the Group	190	183	190	178

Net capital gains and provisions	—	—	81	—

Attributable profit to the Group	190	183	270	179

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom	76
£ million

	2012	2011
Income statement
Net interest income	2,681	3,561

Net fees	782	770
Gains (losses) on financial transactions	(22)	8
Other operating income*	6	14

Gross income	3,446	4,354

Operating expenses	(1,954)	(1,931)
General administrative expenses	(1,650)	(1,637)
Personnel	(1,072)	(1,087)
Other general administrative expenses	(579)	(550)
Depreciation and amortisation	(304)	(294)

Net operating income	1,491	2,422

Net loan-loss provisions	(653)	(489)
Other income	(122)	(822)

Ordinary profit before taxes	717	1,111

Tax on profit	(178)	(322)

Ordinary profit from continuing operations	538	789

Net profit from discontinued operations	62	34

Ordinary consolidated profit	600	823

Minority interests	0	0

Ordinary attributable profit to the Group	600	823

Net capital gains and provisions	65	—

Attributable profit to the Group	666	823

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom	77
£ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	751	663	644	623

Net fees	178	192	199	212
Gains (losses) on financial transactions	(17)	24	(9)	(20)
Other operating income*	2	3	(1)	2

Gross income	915	882	833	817

Operating expenses	(495)	(502)	(490)	(467)
General administrative expenses	(419)	(430)	(401)	(400)
Personnel	(269)	(270)	(276)	(257)
Other general administrative expenses	(150)	(161)	(125)	(143)
Depreciation and amortisation	(76)	(72)	(89)	(67)

Net operating income	419	380	342	350

Net loan-loss provisions	(178)	(172)	(143)	(160)
Other income	(41)	(33)	(23)	(25)

Ordinary profit before taxes	200	175	177	165

Tax on profit	(55)	(39)	(43)	(41)

Ordinary profit from continuing operations	145	136	134	124

Net profit from discontinued operations	14	12	16	20

Ordinary consolidated profit	158	148	150	144

Minority interests	0	0	0	0

Ordinary attributable profit to the Group	158	148	150	144

Net capital gains and provisions	—	—	65	0

Attributable profit to the Group	158	148	215	144

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America	78

EUR million

	2012	2011
Income statement
Net interest income	16,397	14,738

Net fees	4,308	4,184
Gains (losses) on financial transactions	677	650
Other operating income*	(259)	(374)

Gross income	21,123	19,198

Operating expenses	(8,308)	(8,128)
General administrative expenses	(7,526)	(7,281)
Personnel	(4,159)	(3,982)
Other general administrative expenses	(3,367)	(3,298)
Depreciation and amortisation	(783)	(847)

Net operating income	12,814	11,070

Net loan-loss provisions	(7,326)	(5,414)
Other income	(813)	(1,024)

Profit before taxes	4,675	4,631

Tax on profit	(938)	(955)

Profit from continuing operations	3,738	3,677

Net profit from discontinued operations	—	—

Consolidated profit	3,738	3,677

Minority interests	639	480

Attributable profit to the Group	3,099	3,197

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America	79

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	4,263	4,192	4,093	3,848

Net fees	1,126	1,037	1,088	1,057
Gains (losses) on financial transactions	83	208	207	179
Other operating income*	(95)	(53)	(59)	(52)

Gross income	5,377	5,384	5,330	5,032

Operating expenses	(2,105)	(1,991)	(2,096)	(2,116)
General administrative expenses	(1,917)	(1,807)	(1,894)	(1,908)
Personnel	(1,064)	(1,018)	(1,043)	(1,033)
Other general administrative expenses	(853)	(789)	(851)	(874)
Depreciation and amortisation	(188)	(184)	(202)	(209)

Net operating income	3,272	3,393	3,234	2,916

Net loan-loss provisions	(1,734)	(1,996)	(1,855)	(1,741)
Other income	(247)	(251)	(238)	(76)

Profit before taxes	1,290	1,145	1,142	1,099

Tax on profit	(259)	(239)	(264)	(177)

Profit from continuing operations	1,032	906	878	922

Net profit from discontinued operations	—	0	(0)	—

Consolidated profit	1,032	906	878	922

Minority interests	172	155	127	185

Attributable profit to the Group	859	751	751	738

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America	80

US$ million

	2012	2011
Income statement
Net interest income	21,056	20,491

Net fees	5,533	5,817
Gains (losses) on financial transactions	869	903
Other operating income*	(333)	(520)

Gross income	27,125	26,691

Operating expenses	(10,670)	(11,301)
General administrative expenses	(9,664)	(10,123)
Personnel	(5,340)	(5,537)
Other general administrative expenses	(4,324)	(4,586)
Depreciation and amortisation	(1,005)	(1,178)

Net operating income	16,456	15,391

Net loan-loss provisions	(9,408)	(7,528)
Other income	(1,043)	(1,423)

Profit before taxes	6,004	6,439

Tax on profit	(1,204)	(1,327)

Profit from continuing operations	4,800	5,112

Net profit from discontinued operations	—	—

Consolidated profit	4,800	5,112

Minority interests	820	667

Attributable profit to the Group	3,980	4,445

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America	81

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	5,587	5,370	5,104	4,995

Net fees	1,476	1,328	1,359	1,371
Gains (losses) on financial transactions	108	268	261	232
Other operating income*	(125)	(68)	(73)	(67)

Gross income	7,046	6,898	6,650	6,530

Operating expenses	(2,759)	(2,550)	(2,617)	(2,744)
General administrative expenses	(2,513)	(2,314)	(2,364)	(2,474)
Personnel	(1,395)	(1,304)	(1,301)	(1,340)
Other general administrative expenses	(1,118)	(1,010)	(1,063)	(1,133)
Depreciation and amortisation	(246)	(236)	(253)	(270)

Net operating income	4,288	4,349	4,033	3,786

Net loan-loss provisions	(2,273)	(2,562)	(2,315)	(2,259)
Other income	(324)	(322)	(296)	(101)

Profit before taxes	1,691	1,465	1,422	1,426

Tax on profit	(339)	(306)	(329)	(230)

Profit from continuing operations	1,352	1,159	1,093	1,196

Net profit from discontinued operations	—	0	(0)	—

Consolidated profit	1,352	1,159	1,093	1,196

Minority interests	226	198	158	239

Attributable profit to the Group	1,126	961	935	957

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil	82

EUR million

	2012	2011
Income statement
Net interest income	11,764	10,824

Net fees	2,663	2,719
Gains (losses) on financial transactions	565	468
Other operating income*	(188)	(305)

Gross income	14,803	13,705

Operating expenses	(5,435)	(5,557)
General administrative expenses	(4,917)	(4,960)
Personnel	(2,679)	(2,672)
Other general administrative expenses	(2,238)	(2,288)
Depreciation and amortisation	(518)	(597)

Net operating income	9,368	8,148

Net loan-loss provisions	(6,099)	(4,478)
Other income	(804)	(1,085)

Profit before taxes	2,465	2,585

Tax on profit	(573)	(671)

Profit from continuing operations	1,892	1,914

Net profit from discontinued operations	—	—

Consolidated profit	1,892	1,914

Minority interests	422	327

Attributable profit to the Group	1,470	1,588

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil	83

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	3,114	3,071	2,946	2,634

Net fees	726	628	674	635
Gains (losses) on financial transactions	68	176	184	138
Other operating income*	(80)	(40)	(40)	(28)

Gross income	3,827	3,834	3,763	3,379

Operating expenses	(1,421)	(1,309)	(1,357)	(1,348)
General administrative expenses	(1,299)	(1,190)	(1,219)	(1,208)
Personnel	(708)	(649)	(667)	(656)
Other general administrative expenses	(591)	(542)	(552)	(553)
Depreciation and amortisation	(122)	(119)	(137)	(140)

Net operating income	2,406	2,525	2,406	2,031

Net loan-loss provisions	(1,486)	(1,728)	(1,505)	(1,380)
Other income	(222)	(244)	(241)	(98)

Profit before taxes	699	553	660	553

Tax on profit	(163)	(128)	(190)	(91)

Profit from continuing operations	535	425	470	462

Net profit from discontinued operations	—	—	—	—

Consolidated profit	535	425	470	462

Minority interests	124	107	96	94

Attributable profit to the Group	412	318	374	367

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil	84

US$ million

	2012	2011
Income statement
Net interest income	15,107	15,048

Net fees	3,419	3,780
Gains (losses) on financial transactions	726	651
Other operating income*	(242)	(425)

Gross income	19,010	19,054

Operating expenses	(6,980)	(7,726)
General administrative expenses	(6,315)	(6,896)
Personnel	(3,440)	(3,715)
Other general administrative expenses	(2,874)	(3,181)
Depreciation and amortisation	(665)	(830)

Net operating income	12,030	11,328

Net loan-loss provisions	(7,832)	(6,226)
Other income	(1,033)	(1,509)

Profit before taxes	3,166	3,594

Tax on profit	(736)	(932)

Profit from continuing operations	2,430	2,661

Net profit from discontinued operations	—	—

Consolidated profit	2,430	2,661

Minority interests	542	454

Attributable profit to the Group	1,888	2,207

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil	85

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	4,080	3,934	3,672	3,421

Net fees	952	803	841	824
Gains (losses) on financial transactions	89	227	231	179
Other operating income*	(104)	(51)	(50)	(36)

Gross income	5,016	4,912	4,694	4,388

Operating expenses	(1,863)	(1,675)	(1,693)	(1,749)
General administrative expenses	(1,703)	(1,524)	(1,521)	(1,568)
Personnel	(928)	(830)	(832)	(851)
Other general administrative expenses	(775)	(693)	(689)	(717)
Depreciation and amortisation	(160)	(152)	(172)	(181)

Net operating income	3,153	3,237	3,001	2,639

Net loan-loss provisions	(1,947)	(2,218)	(1,875)	(1,792)
Other income	(290)	(312)	(301)	(129)

Profit before taxes	916	706	825	718

Tax on profit	(214)	(164)	(239)	(119)

Profit from continuing operations	702	543	586	599

Net profit from discontinued operations	—	—	—	—

Consolidated profit	702	543	586	599

Minority interests	162	137	120	123

Attributable profit to the Group	539	406	467	476

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil	86

R$ million

	2012	2011
Income statement
Net interest income	29,423	25,158

Net fees	6,660	6,319
Gains (losses) on financial transactions	1,414	1,088
Other operating income*	(471)	(710)

Gross income	37,026	31,855

Operating expenses	(13,595)	(12,917)
General administrative expenses	(12,299)	(11,529)
Personnel	(6,701)	(6,210)
Other general administrative expenses	(5,598)	(5,319)
Depreciation and amortisation	(1,295)	(1,388)

Net operating income	23,431	18,938

Net loan-loss provisions	(15,254)	(10,408)
Other income	(2,012)	(2,522)

Profit before taxes	6,166	6,008

Tax on profit	(1,433)	(1,559)

Profit from continuing operations	4,733	4,449

Net profit from discontinued operations	—	—

Consolidated profit	4,733	4,449

Minority interests	1,055	759

Attributable profit to the Group	3,678	3,691

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil	87

R$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	7,210	7,687	7,470	7,056

Net fees	1,681	1,580	1,706	1,693
Gains (losses) on financial transactions	156	430	460	367
Other operating income*	(185)	(104)	(104)	(78)

Gross income	8,863	9,592	9,533	9,039

Operating expenses	(3,291)	(3,285)	(3,435)	(3,583)
General administrative expenses	(3,008)	(2,988)	(3,089)	(3,213)
Personnel	(1,639)	(1,628)	(1,689)	(1,744)
Other general administrative expenses	(1,369)	(1,360)	(1,400)	(1,469)
Depreciation and amortisation	(283)	(297)	(346)	(369)

Net operating income	5,572	6,307	6,097	5,456

Net loan-loss provisions	(3,441)	(4,302)	(3,818)	(3,694)
Other income	(513)	(608)	(610)	(281)

Profit before taxes	1,618	1,397	1,669	1,481

Tax on profit	(378)	(324)	(478)	(253)

Profit from continuing operations	1,240	1,073	1,191	1,228

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,240	1,073	1,191	1,228

Minority interests	287	269	245	253

Attributable profit to the Group	953	804	946	975

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico	88

EUR million

	2012	2011
Income statement
Net interest income	1,791	1,443

Net fees	578	485
Gains (losses) on financial transactions	19	112
Other operating income*	(43)	(35)

Gross income	2,345	2,005

Operating expenses	(1,007)	(887)
General administrative expenses	(907)	(789)
Personnel	(467)	(402)
Other general administrative expenses	(440)	(387)
Depreciation and amortisation	(100)	(98)

Net operating income	1,338	1,118

Net loan-loss provisions	(456)	(344)
Other income	55	33

Profit before taxes	936	807

Tax on profit	(111)	(63)

Profit from continuing operations	826	744

Net profit from discontinued operations	—	—

Consolidated profit	826	744

Minority interests	46	2

Attributable profit to the Group	779	743

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico	89

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	422	428	466	475

Net fees	137	133	147	161
Gains (losses) on financial transactions	7	0	(7)	20
Other operating income*	(8)	(6)	(14)	(15)

Gross income	558	555	592	641

Operating expenses	(221)	(221)	(265)	(300)
General administrative expenses	(195)	(196)	(241)	(275)
Personnel	(111)	(111)	(120)	(126)
Other general administrative expenses	(84)	(84)	(122)	(150)
Depreciation and amortisation	(26)	(26)	(24)	(25)

Net operating income	337	334	327	341

Net loan-loss provisions	(77)	(99)	(129)	(152)
Other income	(2)	29	6	22

Profit before taxes	257	264	204	211

Tax on profit	(26)	(49)	(14)	(21)

Profit from continuing operations	232	215	189	189

Net profit from discontinued operations	—	—	—	—

Consolidated profit	232	215	189	189

Minority interests	0	0	0	45

Attributable profit to the Group	231	215	189	144

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico	90

US$ million

	2012	2011
Income statement
Net interest income	2,299	2,006

Net fees	743	674
Gains (losses) on financial transactions	25	156
Other operating income*	(55)	(49)

Gross income	3,012	2,788

Operating expenses	(1,294)	(1,233)
General administrative expenses	(1,165)	(1,097)
Personnel	(600)	(558)
Other general administrative expenses	(564)	(539)
Depreciation and amortisation	(129)	(136)

Net operating income	1,718	1,554

Net loan-loss provisions	(586)	(478)
Other income	71	46

Profit before taxes	1,203	1,122

Tax on profit	(142)	(87)

Profit from continuing operations	1,060	1,035

Net profit from discontinued operations	—	—

Consolidated profit	1,060	1,035

Minority interests	60	2

Attributable profit to the Group	1,001	1,033

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico	91

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	553	548	583	615

Net fees	179	171	184	208
Gains (losses) on financial transactions	9	0	(10)	26
Other operating income*	(10)	(8)	(18)	(19)

Gross income	731	711	740	830

Operating expenses	(290)	(283)	(332)	(388)
General administrative expenses	(255)	(251)	(303)	(356)
Personnel	(146)	(143)	(149)	(163)
Other general administrative expenses	(109)	(108)	(153)	(194)
Depreciation and amortisation	(35)	(33)	(30)	(32)

Net operating income	441	428	407	442

Net loan-loss provisions	(101)	(127)	(162)	(196)
Other income	(3)	38	7	28

Profit before taxes	337	339	253	274

Tax on profit	(34)	(63)	(17)	(28)

Profit from continuing operations	303	276	235	246

Net profit from discontinued operations	—	—	—	—

Consolidated profit	303	276	235	246

Minority interests	1	0	0	58

Attributable profit to the Group	303	275	235	188

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico	92

Million pesos

	2012	2011
Income statement
Net interest income	30,249	24,896

Net fees	9,772	8,369
Gains (losses) on financial transactions	328	1,931
Other operating income*	(730)	(606)

Gross income	39,620	34,590

Operating expenses	(17,020)	(15,306)
General administrative expenses	(15,323)	(13,613)
Personnel	(7,897)	(6,928)
Other general administrative expenses	(7,426)	(6,685)
Depreciation and amortisation	(1,697)	(1,692)

Net operating income	22,600	19,284

Net loan-loss provisions	(7,712)	(5,937)
Other income	932	574

Profit before taxes	15,820	13,921

Tax on profit	(1,870)	(1,079)

Profit from continuing operations	13,950	12,842

Net profit from discontinued operations	—	—

Consolidated profit	13,950	12,842

Minority interests	784	29

Attributable profit to the Group	13,166	12,813

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico	93

Million pesos

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	7,179	7,416	7,680	7,974

Net fees	2,327	2,315	2,431	2,700
Gains (losses) on financial transactions	114	3	(126)	338
Other operating income*	(132)	(111)	(237)	(250)

Gross income	9,488	9,624	9,747	10,761

Operating expenses	(3,760)	(3,835)	(4,382)	(5,044)
General administrative expenses	(3,311)	(3,391)	(3,990)	(4,631)
Personnel	(1,890)	(1,930)	(1,969)	(2,109)
Other general administrative expenses	(1,421)	(1,462)	(2,021)	(2,522)
Depreciation and amortisation	(449)	(443)	(392)	(413)

Net operating income	5,728	5,789	5,365	5,718

Net loan-loss provisions	(1,314)	(1,708)	(2,137)	(2,553)
Other income	(34)	505	94	367

Profit before taxes	4,381	4,585	3,322	3,532

Tax on profit	(441)	(846)	(225)	(358)

Profit from continuing operations	3,940	3,739	3,097	3,174

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,940	3,739	3,097	3,174

Minority interests	7	6	6	765

Attributable profit to the Group	3,933	3,733	3,091	2,409

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile	94

EUR million

	2012	2011
Income statement
Net interest income	1,613	1,410

Net fees	388	371
Gains (losses) on financial transactions	29	9
Other operating income*	(24)	(23)

Gross income	2,006	1,767

Operating expenses	(839)	(735)
General administrative expenses	(747)	(649)
Personnel	(467)	(409)
Other general administrative expenses	(280)	(240)
Depreciation and amortisation	(92)	(86)

Net operating income	1,167	1,032

Net loan-loss provisions	(581)	(403)
Other income	5	40

Profit before taxes	590	670

Tax on profit	(65)	(82)

Profit from continuing operations	526	588

Net profit from discontinued operations	—	—

Consolidated profit	526	588

Minority interests	169	149

Attributable profit to the Group	357	439

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile	95

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	403	386	384	441

Net fees	97	98	99	94
Gains (losses) on financial transactions	(6)	19	17	0
Other operating income*	(5)	(4)	(5)	(10)

Gross income	488	499	495	524

Operating expenses	(193)	(211)	(219)	(217)
General administrative expenses	(172)	(188)	(196)	(191)
Personnel	(105)	(120)	(121)	(120)
Other general administrative expenses	(67)	(68)	(75)	(71)
Depreciation and amortisation	(20)	(23)	(23)	(26)

Net operating income	295	288	276	307

Net loan-loss provisions	(125)	(121)	(174)	(161)
Other income	(4)	(9)	13	6

Profit before taxes	166	158	115	152

Tax on profit	(21)	(16)	(15)	(13)

Profit from continuing operations	145	142	100	139

Net profit from discontinued operations	—	—	—	—

Consolidated profit	145	142	100	139

Minority interests	48	47	30	45

Attributable profit to the Group	97	95	70	94

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile	96

US$ million

	2012	2011
Income statement
Net interest income	2,072	1,961

Net fees	498	515
Gains (losses) on financial transactions	38	13
Other operating income*	(31)	(32)

Gross income	2,576	2,457

Operating expenses	(1,078)	(1,022)
General administrative expenses	(959)	(902)
Personnel	(599)	(569)
Other general administrative expenses	(360)	(333)
Depreciation and amortisation	(119)	(120)

Net operating income	1,499	1,435

Net loan-loss provisions	(746)	(560)
Other income	6	56

Profit before taxes	758	931

Tax on profit	(83)	(114)

Profit from continuing operations	675	817

Net profit from discontinued operations	—	—

Consolidated profit	675	817

Minority interests	217	207

Attributable profit to the Group	458	610

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile	97

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	528	495	478	571

Net fees	127	125	124	122
Gains (losses) on financial transactions	(8)	24	22	0
Other operating income*	(6)	(4)	(6)	(13)

Gross income	639	640	618	679

Operating expenses	(253)	(270)	(274)	(281)
General administrative expenses	(226)	(241)	(245)	(247)
Personnel	(138)	(154)	(151)	(155)
Other general administrative expenses	(88)	(87)	(93)	(92)
Depreciation and amortisation	(27)	(29)	(29)	(34)

Net operating income	387	370	344	398

Net loan-loss provisions	(164)	(156)	(219)	(208)
Other income	(6)	(12)	16	7

Profit before taxes	217	202	142	197

Tax on profit	(28)	(20)	(18)	(17)

Profit from continuing operations	190	182	124	180

Net profit from discontinued operations	—	—	—	—

Consolidated profit	190	182	124	180

Minority interests	62	60	37	58

Attributable profit to the Group	127	122	86	122

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile	98

Ch$ million

	2012	2011
Income statement
Net interest income	1,007,379	947,896

Net fees	241,988	249,148
Gains (losses) on financial transactions	18,320	6,204
Other operating income*	(14,916)	(15,504)

Gross income	1,252,771	1,187,744

Operating expenses	(524,028)	(493,930)
General administrative expenses	(466,348)	(436,123)
Personnel	(291,374)	(275,053)
Other general administrative expenses	(174,974)	(161,070)
Depreciation and amortisation	(57,680)	(57,807)

Net operating income	728,743	693,814

Net loan-loss provisions	(362,887)	(270,551)
Other income	2,818	26,885

Profit before taxes	368,673	450,149

Tax on profit	(40,346)	(55,214)

Profit from continuing operations	328,328	394,935

Net profit from discontinued operations	—	—

Consolidated profit	328,328	394,935

Minority interests	105,602	100,099

Attributable profit to the Group	222,726	294,836

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile	99

Ch$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	257,846	245,846	230,500	273,187

Net fees	61,906	62,234	59,817	58,031
Gains (losses) on financial transactions	(4,149)	11,873	10,598	(2)
Other operating income*	(3,143)	(2,236)	(3,063)	(6,474)

Gross income	312,459	317,718	297,852	324,741

Operating expenses	(123,461)	(134,121)	(132,113)	(134,333)
General administrative expenses	(110,394)	(119,716)	(118,068)	(118,170)
Personnel	(67,451)	(76,587)	(73,013)	(74,324)
Other general administrative expenses	(42,943)	(43,129)	(45,056)	(43,846)
Depreciation and amortisation	(13,067)	(14,405)	(14,045)	(16,163)

Net operating income	188,998	183,597	165,739	190,409

Net loan-loss provisions	(79,959)	(77,305)	(105,828)	(99,794)
Other income	(2,877)	(5,830)	8,042	3,483

Profit before taxes	106,162	100,462	67,952	94,097

Tax on profit	(13,519)	(10,129)	(8,784)	(7,913)

Profit from continuing operations	92,643	90,333	59,168	86,184

Net profit from discontinued operations	—	—	—	—

Consolidated profit	92,643	90,333	59,168	86,184

Minority interests	30,442	29,716	17,746	27,699

Attributable profit to the Group	62,201	60,617	41,422	58,485

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA	100

EUR million

	2012	2011
Income statement
Net interest income	1,605	1,658

Net fees	343	361
Gains (losses) on financial transactions	211	176
Other operating income*	286	467

Gross income	2,444	2,662

Operating expenses	(1,137)	(994)
General administrative expenses	(991)	(879)
Personnel	(548)	(478)
Other general administrative expenses	(444)	(401)
Depreciation and amortisation	(146)	(114)

Net operating income	1,307	1,669

Net loan-loss provisions	(251)	(428)
Other income	(201)	(61)

Profit before taxes	855	1,180

Tax on profit	(135)	(206)

Profit from continuing operations	721	974

Net profit from discontinued operations	—	—

Consolidated profit	721	974

Minority interests	—	—

Attributable profit to the Group	721	974

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA	101

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	410	404	409	381

Net fees	85	86	83	89
Gains (losses) on financial transactions	52	73	47	39
Other operating income*	81	71	70	64

Gross income	627	635	609	573

Operating expenses	(268)	(287)	(293)	(290)
General administrative expenses	(238)	(250)	(252)	(252)
Personnel	(133)	(135)	(141)	(138)
Other general administrative expenses	(104)	(115)	(110)	(114)
Depreciation and amortisation	(30)	(36)	(42)	(38)

Net operating income	359	348	316	283

Net loan-loss provisions	(58)	(75)	(47)	(71)
Other income	(19)	(28)	(151)	(3)

Profit before taxes	283	246	118	209

Tax on profit	(49)	(57)	(12)	(16)

Profit from continuing operations	233	189	106	193

Net profit from discontinued operations	—	—	—	—

Consolidated profit	233	189	106	193

Minority interests	—	—	—	—

Attributable profit to the Group	233	189	106	193

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA	102

US$ million

	2012	2011
Income statement
Net interest income	2,061	2,306

Net fees	440	502
Gains (losses) on financial transactions	271	245
Other operating income*	367	649

Gross income	3,139	3,701

Operating expenses	(1,460)	(1,381)
General administrative expenses	(1,273)	(1,222)
Personnel	(703)	(665)
Other general administrative expenses	(570)	(558)
Depreciation and amortisation	(187)	(159)

Net operating income	1,678	2,320

Net loan-loss provisions	(322)	(594)
Other income	(258)	(85)

Profit before taxes	1,099	1,640

Tax on profit	(173)	(287)

Profit from continuing operations	925	1,353

Net profit from discontinued operations	—	—

Consolidated profit	925	1,353

Minority interests	—	—

Attributable profit to the Group	925	1,353

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA	103

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	538	517	511	495

Net fees	111	111	103	116
Gains (losses) on financial transactions	68	94	58	51
Other operating income*	106	91	87	83

Gross income	822	813	760	744

Operating expenses	(351)	(367)	(366)	(376)
General administrative expenses	(311)	(321)	(314)	(327)
Personnel	(175)	(173)	(176)	(180)
Other general administrative expenses	(137)	(148)	(138)	(147)
Depreciation and amortisation	(40)	(47)	(52)	(49)

Net operating income	471	446	393	368

Net loan-loss provisions	(75)	(96)	(58)	(92)
Other income	(25)	(35)	(193)	(5)

Profit before taxes	370	314	143	271

Tax on profit	(65)	(73)	(14)	(21)

Profit from continuing operations	306	241	129	250

Net profit from discontinued operations	—	—	—	—

Consolidated profit	306	241	129	250

Minority interests	—	—	—	—

Attributable profit to the Group	306	241	129	250

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking	104

EUR million

	2012	2011
Income statement
Net interest income	2,708	2,638

Net fees	1,360	1,248
Gains (losses) on financial transactions	840	847
Other operating income*	268	276

Gross income	5,176	5,008

Operating expenses	(1,764)	(1,682)
General administrative expenses	(1,593)	(1,545)
Personnel	(1,013)	(1,017)
Other general administrative expenses	(579)	(527)
Depreciation and amortisation	(172)	(137)

Net operating income	3,412	3,326

Net loan-loss provisions	(420)	(293)
Other income	(45)	(26)

Profit before taxes	2,947	3,007

Tax on profit	(827)	(827)

Profit from continuing operations	2,120	2,180

Net profit from discontinued operations	—	—

Consolidated profit	2,120	2,180

Minority interests	209	212

Attributable profit to the Group	1,911	1,968

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking	105

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	665	679	669	695

Net fees	361	352	332	316
Gains (losses) on financial transactions	475	88	146	130
Other operating income*	37	158	29	44

Gross income	1,538	1,277	1,176	1,184

Operating expenses	(447)	(441)	(449)	(427)
General administrative expenses	(407)	(398)	(401)	(386)
Personnel	(260)	(254)	(261)	(238)
Other general administrative expenses	(146)	(144)	(140)	(149)
Depreciation and amortisation	(41)	(42)	(48)	(41)

Net operating income	1,091	836	727	757

Net loan-loss provisions	(56)	(128)	(147)	(90)
Other income	(35)	(14)	20	(17)

Profit before taxes	1,001	695	600	651

Tax on profit	(290)	(193)	(171)	(172)

Profit from continuing operations	711	502	429	478

Net profit from discontinued operations	—	—	—	—

Consolidated profit	711	502	429	478

Minority interests	60	50	43	56

Attributable profit to the Group	650	452	387	422

*	Including dividends, income from equity-accounted method and other operating income/expenses

Asset Management and Insurance	106

EUR million

	2012	2011
Income statement
Net interest income	118	134

Net fees	418	410
Gains (losses) on financial transactions	3	5
Other operating income*	355	410

Gross income	894	958

Operating expenses	(306)	(321)
General administrative expenses	(271)	(284)
Personnel	(160)	(170)
Other general administrative expenses	(111)	(113)
Depreciation and amortisation	(35)	(37)

Net operating income	587	637

Net loan-loss provisions	(2)	0
Other income	(10)	(48)

Profit before taxes	576	590

Tax on profit	(154)	(127)

Profit from continuing operations	422	462

Net profit from discontinued operations	—	—

Consolidated profit	422	462

Minority interests	20	29

Attributable profit to the Group	402	433

*	Including dividends, income from equity-accounted method and other operating income/expenses

Asset Management and Insurance	107

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12
Income statement
Net interest income	30	29	28	32

Net fees	96	114	102	106
Gains (losses) on financial transactions	1	(1)	1	2
Other operating income*	98	91	65	101

Gross income	225	233	195	241

Operating expenses	(76)	(78)	(78)	(75)
General administrative expenses	(67)	(68)	(69)	(66)
Personnel	(40)	(40)	(42)	(38)
Other general administrative expenses	(28)	(28)	(27)	(28)
Depreciation and amortisation	(9)	(9)	(9)	(9)

Net operating income	148	156	117	166

Net loan-loss provisions	(0)	(2)	(0)	0
Other income	(5)	(10)	2	3

Profit before taxes	143	144	120	169

Tax on profit	(40)	(36)	(28)	(50)

Profit from continuing operations	103	108	92	119

Net profit from discontinued operations	—	—	—	—

Consolidated profit	103	108	92	119

Minority interests	9	3	4	3

Attributable profit to the Group	94	104	87	116

*	Including dividends, income from equity-accounted method and other operating income/expenses

Agenda —Restated data -Summary -Results -Balance Sheet

GRUPO SANTANDER. Balance sheet	109

EUR million

	31.12.12	31.12.11
Assets
Cash on hand and deposits at central banks	118,488	96,524
Trading portfolio	177,917	172,637
Debt securities	43,101	52,704
Customer loans	9,162	8,056
Equities	5,492	4,744
Trading derivatives	110,319	102,498
Deposits from credit institutions	9,843	4,636
Other financial assets at fair value	28,356	19,563
Customer loans	13,936	11,748
Other (deposits at credit institutions, debt securities and e	14,420	7,815
Available-for-sale financial assets	92,267	86,612
Debt securities	87,724	81,589
Equities	4,542	5,024
Loans	756,858	777,967
Deposits at credit institutions	53,785	42,389
Customer loans	696,013	728,737
Debt securities	7,059	6,840
Investments	4,453	4,154
Intangible assets and property and equipment	17,296	16,840
Goodwill	24,626	25,089
Other	49,338	51,622

Total assets	1,269,598	1,251,008

GRUPO SANTANDER. Balance sheet	110

EUR million

	31.12.12	31.12.11
Liabilities and shareholders’ equity
Trading portfolio	143,241	146,949
Customer deposits	8,897	16,574
Marketable debt securities	1	77
Trading derivatives	109,743	103,083
Other	24,600	27,214
Other financial liabilities at fair value	45,418	44,908
Customer deposits	28,638	26,982
Marketable debt securities	4,904	8,185
Due to central banks and credit institutions	11,876	9,741
Financial liabilities at amortized cost	959,321	935,669
Due to central banks and credit institutions	131,670	116,368
Customer deposits	589,104	588,977
Marketable debt securities	201,064	189,110
Subordinated debt	18,238	22,992
Other financial liabilities	19,245	18,221
Insurance liabilities	1,425	517
Provisions	16,148	17,308
Other liability accounts	22,771	24,844

Total liabilities	1,188,324	1,170,195

Shareholders’ equity	81,333	80,874
Capital stock	5,161	4,455
Reserves	74,528	72,660
Attributable profit to the Group	2,295	5,330
Less: dividends	(650)	(1,570)
Equity adjustments by valuation	(9,474)	(6,415)
Minority interests	9,415	6,354

Total equity	81,275	80,813

Total liabilities and equity	1,269,598	1,251,008

GRUPO SANTANDER. Balance sheet	111

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Assets
Cash on hand and deposits at central banks	111,943	86,719	95,979	118,488
Trading portfolio	174,223	196,487	199,727	177,917
Debt securities	53,235	48,477	41,521	43,101
Customer loans	13,300	22,688	20,639	9,162
Equities	5,304	4,769	5,097	5,492
Trading derivatives	95,495	112,303	122,472	110,319
Deposits from credit institutions	6,889	8,250	9,998	9,843
Other financial assets at fair value	20,358	27,776	29,150	28,356
Customer loans	12,116	18,716	15,788	13,936
Other (deposits at credit institutions, debt securities and e	8,242	9,061	13,361	14,420
Available-for-sale financial assets	99,165	97,647	97,189	92,267
Debt securities	94,349	93,111	92,803	87,724
Equities	4,816	4,536	4,386	4,542
Loans	779,331	787,159	781,509	756,858
Deposits at credit institutions	52,924	57,340	58,649	53,785
Customer loans	719,533	723,364	716,253	696,013
Debt securities	6,874	6,454	6,607	7,059
Investments	4,685	4,730	4,676	4,453
Intangible assets and property and equipment	16,816	16,474	17,055	17,296
Goodwill	25,200	25,136	25,178	24,626
Other	51,117	49,924	49,543	49,338

Total assets	1,282,838	1,292,052	1,300,006	1,269,598

GRUPO SANTANDER. Balance sheet	112

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Liabilities and shareholders’ equity
Trading portfolio	149,125	161,487	172,388	143,241
Customer deposits	16,085	28,765	23,086	8,897
Marketable debt securities	74	94	122	1
Trading derivatives	96,889	110,958	123,459	109,743
Other	36,077	21,669	25,721	24,600
Other financial liabilities at fair value	47,490	38,757	42,259	45,418
Customer deposits	32,068	23,974	22,788	28,638
Marketable debt securities	5,247	6,168	6,769	4,904
Deposits at credit institutions	10,174	8,615	12,702	11,876
Financial liabilities at amortized cost	964,252	973,084	961,851	959,321
Due to central banks and credit institutions	124,780	138,200	138,261	131,670
Customer deposits	594,633	591,269	584,199	589,104
Marketable debt securities	201,697	202,303	199,256	201,064
Subordinated debt	22,821	22,408	19,090	18,238
Other financial liabilities	20,321	18,905	21,044	19,245
Insurance liabilities	717	425	1,129	1,425
Provisions	17,206	16,451	15,952	16,148
Other liability accounts	21,914	22,026	24,039	22,771

Total liabilities	1,200,705	1,212,229	1,217,618	1,188,324

Shareholders’ equity	80,717	80,696	81,281	81,333
Capital stock	4,538	4,718	4,949	5,161
Reserves	74,552	74,229	74,862	74,528
Attributable profit to the Group	1,627	1,749	1,872	2,295
Less: dividends	—	—	(401)	(650)
Equity adjustments by valuation	(6,831)	(8,944)	(8,561)	(9,474)
Minority interests	8,247	8,071	9,667	9,415

Total equity	82,134	79,823	82,388	81,275

Total liabilities and equity	1,282,838	1,292,052	1,300,006	1,269,598

Operating areas	113

EUR million

	31.12.12	31.12.11
Balance sheet
Customer loans**	714,004	737,319
Trading portfolio (w/o loans)	154,847	152,645
Available-for-sale financial assets	83,317	79,100
Due from credit institutions**	93,657	80,301
Intangible assets and property and equipment	13,309	12,454
Other assets	127,773	125,769

Total assets/liabilities & shareholders’ equity	1,186,907	1,187,588

Customer deposits**	623,487	610,115
Marketable debt securities**	123,963	112,315
Subordinated debt**	13,372	16,731
Insurance liabilities	1,425	517
Due to credit institutions**	153,844	161,845
Other liabilities	201,043	219,635
Shareholders’ equity***	69,773	66,430

Other customer funds under management	118,141	125,696

Mutual funds	89,176	98,698
Pension funds	10,076	8,159
Managed portfolios	18,889	18,840

Customer funds under management	877,001	864,857

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Operating areas	114

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	741,689	760,087	745,218	714,004
Trading portfolio (w/o loans)	146,916	157,634	159,370	154,847
Available-for-sale financial assets	94,145	94,048	90,852	83,317
Due from credit institutions**	88,335	86,724	97,932	93,657
Intangible assets and property and equipment	12,686	12,484	12,838	13,309
Other assets	129,285	125,176	128,431	127,773

Total assets/liabilities & shareholders’ equity	1,213,055	1,236,154	1,234,640	1,186,907

Customer deposits**	622,657	630,975	626,922	623,487
Marketable debt securities**	120,101	126,205	124,413	123,963
Subordinated debt**	16,581	17,064	14,202	13,372
Insurance liabilities	717	425	1,129	1,425
Due to credit institutions**	163,362	154,714	159,155	153,844
Other liabilities	216,007	234,384	238,217	201,043
Shareholders’ equity***	73,630	72,388	70,602	69,773

Other customer funds under management	135,179	125,184	121,628	118,141

Mutual funds	105,914	97,683	93,745	89,176
Pension funds	9,765	9,436	9,699	10,076
Managed portfolios	19,500	18,064	18,184	18,889

Customer funds under management	893,440	898,216	885,673	877,001

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Continental Europe	115

EUR million

	31.12.12	31.12.11
Balance sheet
Customer loans**	283,427	303,117
Trading portfolio (w/o loans)	87,992	79,229
Available-for-sale financial assets	38,309	40,424
Due from credit institutions**	49,020	43,635
Intangible assets and property and equipment	5,697	5,360
Other assets	30,827	25,412

Total assets/liabilities & shareholders’ equity	495,272	497,177

Customer deposits**	256,154	244,836
Marketable debt securities**	21,117	16,586
Subordinated debt**	118	181
Insurance liabilities	1,425	517
Due to credit institutions**	78,179	72,259
Other liabilities	107,245	133,418
Shareholders’ equity***	31,034	29,380

Other customer funds under management	43,391	40,050

Mutual funds	27,080	27,124
Pension funds	10,076	8,159
Managed portfolios	6,236	4,766

Customer funds under management	318,819	301,652

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Continental Europe	116

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	300,611	301,663	290,909	283,427
Trading portfolio (w/o loans)	78,957	84,927	88,244	87,992
Available-for-sale financial assets	54,792	51,296	46,720	38,309
Due from credit institutions**	44,508	45,421	48,776	49,020
Intangible assets and property and equipment	5,566	5,476	5,457	5,697
Other assets	27,108	23,499	22,952	30,827

Total assets/liabilities & shareholders’ equity	511,542	512,281	503,058	495,272

Customer deposits**	250,037	245,255	239,961	256,154
Marketable debt securities**	19,049	19,110	21,098	21,117
Subordinated debt**	175	180	128	118
Insurance liabilities	717	425	1,129	1,425
Due to credit institutions**	74,186	66,744	71,154	78,179
Other liabilities	135,505	149,289	138,726	107,245
Shareholders’ equity***	31,872	31,278	30,862	31,034

Other customer funds under management	46,320	42,375	42,945	43,391

Mutual funds	31,160	27,560	27,529	27,080
Pension funds	9,765	9,436	9,699	10,076
Managed portfolios	5,395	5,378	5,717	6,236

Customer funds under management	314,503	305,709	302,638	318,819

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Spain	117

EUR million

	31.12.12	31.12.11
Balance sheet
Customer loans**	178,426	188,798
Trading portfolio (w/o loans)	78,456	69,218
Available-for-sale financial assets	29,681	31,013
Due from credit institutions**	24,784	18,541
Intangible assets and property and equipment	4,160	3,937
Other assets	13,238	7,679

Total assets/liabilities & shareholders’ equity	328,746	319,187

Customer deposits**	187,261	170,613
Marketable debt securities**	11,536	6,052
Subordinated debt**	8	7
Insurance liabilities	963	382
Due to credit institutions**	28,413	22,580
Other liabilities	87,066	106,293
Shareholders’ equity***	13,499	13,260

Other customer funds under management	36,122	35,248

Mutual funds	22,926	23,325
Pension funds	9,285	7,394
Managed portfolios	3,911	4,528

Customer funds under management	232,964	211,919

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Spain	118

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	186,885	189,202	182,253	178,426
Trading portfolio (w/o loans)	70,072	75,542	79,415	78,456
Available-for-sale financial assets	43,328	40,983	36,427	29,681
Due from credit institutions**	19,404	25,702	23,269	24,784
Intangible assets and property and equipment	4,086	4,019	3,980	4,160
Other assets	10,387	7,827	7,243	13,238

Total assets/liabilities & shareholders’ equity	334,161	343,275	332,586	328,746

Customer deposits**	175,903	174,552	169,335	187,261
Marketable debt securities**	8,346	9,803	12,535	11,536
Subordinated debt**	7	8	8	8
Insurance liabilities	511	144	723	963
Due to credit institutions**	25,382	18,795	19,021	28,413
Other liabilities	110,003	126,228	117,535	87,066
Shareholders’ equity***	14,010	13,744	13,429	13,499

Other customer funds under management	40,486	35,954	36,249	36,122

Mutual funds	27,123	23,892	23,561	22,926
Pension funds	8,978	8,675	8,931	9,285
Managed portfolios	4,385	3,387	3,757	3,911

Customer funds under management	223,664	219,105	216,634	232,964

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Portugal	119

EUR million

	31.12.12	31.12.11
Balance sheet
Customer loans**	25,960	28,403
Trading portfolio (w/o loans)	1,947	1,617
Available-for-sale financial assets	4,023	4,496
Due from credit institutions**	3,527	2,467
Intangible assets and property and equipment	382	452
Other assets	6,047	6,722

Total assets/liabilities & shareholders’ equity	41,887	44,158

Customer deposits**	23,971	23,465
Marketable debt securities**	3,492	5,037
Subordinated debt**	0	0
Insurance liabilities	87	70
Due to credit institutions**	11,721	13,397
Other liabilities	195	(369)
Shareholders’ equity***	2,421	2,557

Other customer funds under management	2,421	2,686

Mutual funds	1,544	1,866
Pension funds	787	760
Managed portfolios	90	59

Customer funds under management	29,884	31,188

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Portugal	120

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	27,808	27,289	26,759	25,960
Trading portfolio (w/o loans)	1,672	1,789	1,894	1,947
Available-for-sale financial assets	5,295	5,511	5,736	4,023
Due from credit institutions**	2,200	2,368	3,695	3,527
Intangible assets and property and equipment	439	418	399	382
Other assets	6,196	6,018	5,446	6,047

Total assets/liabilities & shareholders’ equity	43,609	43,394	43,929	41,887

Customer deposits**	23,321	23,772	23,877	23,971
Marketable debt securities**	4,734	3,892	3,759	3,492
Subordinated debt**	(0)	0	0	0
Insurance liabilities	70	67	77	87
Due to credit institutions**	13,198	13,325	13,503	11,721
Other liabilities	(285)	(196)	254	195
Shareholders’ equity***	2,571	2,534	2,459	2,421

Other customer funds under management	2,654	2,266	2,440	2,421

Mutual funds	1,809	1,441	1,611	1,544
Pension funds	782	757	764	787
Managed portfolios	63	69	65	90

Customer funds under management	30,708	29,930	30,076	29,884

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Poland	121

EUR million

	31.12.12	31.12.11
Balance sheet
Customer loans**	9,732	8,479
Trading portfolio (w/o loans)	175	1,304
Available-for-sale financial assets	2,876	2,617
Due from credit institutions**	394	309
Intangible assets and property and equipment	146	183
Other assets	1,527	645

Total assets/liabilities & shareholders’ equity	14,850	13,536

Customer deposits**	11,217	10,359
Marketable debt securities**	—	—
Subordinated debt**	100	99
Insurance liabilities	—	—
Due to credit institutions**	478	1,163
Other liabilities	1,258	702
Shareholders’ equity***	1,796	1,213

Other customer funds under management	2,594	1,926

Mutual funds	2,443	1,747
Pension funds	—	—
Managed portfolios	150	179

Customer funds under management	13,911	12,383

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Poland	122

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	9,106	9,191	9,659	9,732
Trading portfolio (w/o loans)	769	871	399	175
Available-for-sale financial assets	2,832	2,634	2,998	2,876
Due from credit institutions**	368	549	423	394
Intangible assets and property and equipment	187	175	140	146
Other assets	1,100	698	1,059	1,527

Total assets/liabilities & shareholders’ equity	14,363	14,119	14,678	14,850

Customer deposits**	10,028	10,463	11,035	11,217
Marketable debt securities**	—	—	—	—
Subordinated debt**	100	100	100	100
Insurance liabilities	—	—	—	—
Due to credit institutions**	1,690	1,109	713	478
Other liabilities	677	773	1,047	1,258
Shareholders’ equity***	1,867	1,673	1,782	1,796

Other customer funds under management	2,248	2,232	2,345	2,594

Mutual funds	2,059	2,059	2,188	2,443
Pension funds	—	—	—	—
Managed portfolios	188	173	157	150

Customer funds under management	12,376	12,796	13,480	13,911

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Poland	123

PLN million

	31.12.12	31.12.11
Balance sheet
Customer loans**	39,649	37,801
Trading portfolio (w/o loans)	711	5,812
Available-for-sale financial assets	11,716	11,665
Due from credit institutions**	1,606	1,376
Intangible assets and property and equipment	596	816
Other assets	6,222	2,876

Total assets/liabilities & shareholders’ equity	60,500	60,345

Customer deposits**	45,698	46,178
Marketable debt securities**	—	—
Subordinated debt**	409	441
Insurance liabilities	—	—
Due to credit institutions**	1,949	5,186
Other liabilities	5,126	3,131
Shareholders’ equity***	7,319	5,409

Other customer funds under management	10,566	8,586

Mutual funds	9,954	7,789
Pension funds	—	—
Managed portfolios	613	797

Customer funds under management	56,673	55,205

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Poland	124

PLN million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	37,811	39,052	39,639	39,649
Trading portfolio (w/o loans)	3,193	3,702	1,639	711
Available-for-sale financial assets	11,760	11,191	12,303	11,716
Due from credit institutions**	1,528	2,333	1,735	1,606
Intangible assets and property and equipment	776	744	573	596
Other assets	4,569	2,965	4,346	6,222

Total assets/liabilities & shareholders’ equity	59,638	59,987	60,235	60,500

Customer deposits**	41,640	44,457	45,284	45,698
Marketable debt securities**	—	—	—	—
Subordinated debt**	416	426	411	409
Insurance liabilities	—	—	—	—
Due to credit institutions**	7,018	4,713	2,928	1,949
Other liabilities	2,811	3,283	4,298	5,126
Shareholders’ equity***	7,753	7,108	7,314	7,319

Other customer funds under management	9,332	9,483	9,623	10,566

Mutual funds	8,550	8,749	8,977	9,954
Pension funds	—	—	—	—
Managed portfolios	783	734	646	613

Customer funds under management	51,388	54,366	55,318	56,673

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Santander Consumer Finance	125

EUR million

	31.12.12	31.12.11
Balance sheet
Customer loans**	56,683	56,731
Trading portfolio (w/o loans)	1,339	1,335
Available-for-sale financial assets	228	205
Due from credit institutions**	11,502	10,876
Intangible assets and property and equipment	999	784
Other assets	3,321	2,909

Total assets/liabilities & shareholders’ equity	74,071	72,840

Customer deposits**	31,892	33,198
Marketable debt securities**	6,083	5,410
Subordinated debt**	10	75
Insurance liabilities	—	—
Due to credit institutions**	20,506	18,914
Other liabilities	4,530	5,403
Shareholders’ equity***	11,050	9,840

Other customer funds under management	6	6

Mutual funds	2	2
Pension funds	4	4
Managed portfolios	—	—

Customer funds under management	37,991	38,689

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Santander Consumer Finance	126

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	56,306	56,834	56,822	56,683
Trading portfolio (w/o loans)	1,186	1,431	1,520	1,339
Available-for-sale financial assets	1,174	775	329	228
Due from credit institutions**	9,149	9,321	12,156	11,502
Intangible assets and property and equipment	842	852	927	999
Other assets	2,801	2,522	2,569	3,321

Total assets/liabilities & shareholders’ equity	71,458	71,734	74,323	74,071

Customer deposits**	33,180	32,702	33,087	31,892
Marketable debt securities**	5,908	5,361	4,747	6,083
Subordinated debt**	68	72	19	10
Insurance liabilities	—	—	—	—
Due to credit institutions**	17,210	18,647	21,018	20,506
Other liabilities	3,918	4,070	4,578	4,530
Shareholders’ equity***	11,173	10,882	10,874	11,050

Other customer funds under management	6	6	6	6

Mutual funds	2	2	2	2
Pension funds	4	4	4	4
Managed portfolios	—	—	—	—

Customer funds under management	39,163	38,140	37,859	37,991

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Spain’s run-off real estate	127

EUR million

	31.12.12	31.12.11
Balance sheet
Customer loans**	7,298	14,282
Trading portfolio (w/o loans)	—	—
Available-for-sale financial assets	164	—
Due from credit institutions**	—	—
Intangible assets and property and equipment	—	—
Other assets	4,815	5,071

Total assets/liabilities & shareholders’ equity	12,277	19,352

Customer deposits**	289	314
Marketable debt securities**	6	18
Subordinated debt**	—	—
Insurance liabilities	—	—
Due to credit institutions**	0	—
Other liabilities	10,330	17,225
Shareholders’ equity***	1,652	1,796

Other customer funds under management	165	184

Mutual funds	164	184
Pension funds	1	1
Managed portfolios	—	—

Customer funds under management	460	516

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Spain’s run-off real estate	128

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	13,872	11,377	8,851	7,298
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	—	—	—	164
Due from credit institutions**	—	—	—	—
Intangible assets and property and equipment	—	—	—	—
Other assets	5,193	4,956	4,855	4,815

Total assets/liabilities & shareholders’ equity	19,065	16,332	13,706	12,277

Customer deposits**	299	304	259	289
Marketable debt securities**	14	7	9	6
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	0	0	0	0
Other liabilities	16,977	14,302	11,748	10,330
Shareholders’ equity***	1,775	1,720	1,691	1,652

Other customer funds under management	168	167	168	165

Mutual funds	167	166	167	164
Pension funds	1	1	1	1
Managed portfolios	—	—	—	—

Customer funds under management	481	478	436	460

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

United Kingdom	129

EUR million

	31.12.12	31.12.11
Balance sheet
Customer loans**	249,157	254,140
Trading portfolio (w/o loans)	38,177	41,440
Available-for-sale financial assets	6,718	55
Due from credit institutions**	18,124	16,808
Intangible assets and property and equipment	2,561	2,290
Other assets	44,321	40,809

Total assets/liabilities & shareholders’ equity	359,058	355,542

Customer deposits**	194,452	194,318
Marketable debt securities**	73,919	70,823
Subordinated debt**	5,534	8,260
Insurance liabilities	—	—
Due to credit institutions**	29,313	31,203
Other liabilities	42,689	37,922
Shareholders’ equity***	13,152	13,017

Other customer funds under management	13,919	15,744

Mutual funds	13,919	15,744
Pension funds	—	—
Managed portfolios	—	—

Customer funds under management	287,823	289,145

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

United Kingdom	130

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	259,637	274,325	270,051	249,157
Trading portfolio (w/o loans)	36,225	39,740	43,586	38,177
Available-for-sale financial assets	996	6,012	6,775	6,718
Due from credit institutions**	17,748	17,087	20,568	18,124
Intangible assets and property and equipment	2,286	2,423	2,472	2,561
Other assets	48,789	46,648	47,201	44,321

Total assets/liabilities & shareholders’ equity	365,681	386,234	390,653	359,058

Customer deposits**	191,727	211,192	213,508	194,452
Marketable debt securities**	74,322	80,635	75,963	73,919
Subordinated debt**	8,086	8,508	5,720	5,534
Insurance liabilities	—	—	—	—
Due to credit institutions**	42,180	33,382	34,745	29,313
Other liabilities	36,390	39,095	47,195	42,689
Shareholders’ equity***	12,976	13,423	13,524	13,152

Other customer funds under management	15,674	16,110	16,243	13,919

Mutual funds	15,674	16,110	16,243	13,919
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	289,809	316,445	311,433	287,823

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

United Kingdom	131

£ million

	31.12.12	31.12.11
Balance sheet
Customer loans**	203,337	212,284
Trading portfolio (w/o loans)	31,156	34,615
Available-for-sale financial assets	5,483	46
Due from credit institutions**	14,791	14,040
Intangible assets and property and equipment	2,090	1,913
Other assets	36,171	34,087

Total assets/liabilities & shareholders’ equity	293,028	296,984

Customer deposits**	158,692	162,314
Marketable debt securities**	60,325	59,159
Subordinated debt**	4,516	6,899
Insurance liabilities	—	—
Due to credit institutions**	23,922	26,064
Other liabilities	34,838	31,676
Shareholders’ equity***	10,733	10,873

Other customer funds under management	11,359	13,151

Mutual funds	11,359	13,151
Pension funds	—	—
Managed portfolios	—	—

Customer funds under management	234,893	241,523

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

United Kingdom	132

£ million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	216,512	221,325	215,514	203,337
Trading portfolio (w/o loans)	30,208	32,062	34,784	31,156
Available-for-sale financial assets	831	4,851	5,407	5,483
Due from credit institutions**	14,800	13,786	16,415	14,791
Intangible assets and property and equipment	1,906	1,955	1,973	2,090
Other assets	40,685	37,635	37,669	36,171

Total assets/liabilities & shareholders’ equity	304,941	311,614	311,761	293,028

Customer deposits**	159,881	170,390	170,390	158,692
Marketable debt securities**	61,977	65,056	60,622	60,325
Subordinated debt**	6,743	6,864	4,565	4,516
Insurance liabilities	—	—	—	—
Due to credit institutions**	35,174	26,932	27,729	23,922
Other liabilities	30,346	31,541	37,664	34,838
Shareholders’ equity***	10,821	10,830	10,792	10,733

Other customer funds under management	13,070	12,997	12,963	11,359

Mutual funds	13,070	12,997	12,963	11,359
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	241,672	255,308	248,539	234,893

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America	133

EUR million

	31.12.12	31.12.11
Balance sheet
Customer loans**	140,090	139,867
Trading portfolio (w/o loans)	28,403	31,705
Available-for-sale financial assets	23,499	26,186
Due from credit institutions**	25,799	19,181
Intangible assets and property and equipment	4,490	4,312
Other assets	47,346	53,854

Total assets/liabilities & shareholders’ equity	269,627	275,105

Customer deposits**	134,765	134,078
Marketable debt securities**	28,107	23,253
Subordinated debt**	5,734	6,015
Insurance liabilities	—	—
Due to credit institutions**	32,131	46,832
Other liabilities	48,481	45,435
Shareholders’ equity***	20,409	19,492

Other customer funds under management	60,831	69,902

Mutual funds	48,178	55,829
Pension funds	0	—
Managed portfolios	12,653	14,073

Customer funds under management	229,437	233,248

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America	134

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	141,411	141,115	142,412	140,090
Trading portfolio (w/o loans)	31,489	32,663	27,227	28,403
Available-for-sale financial assets	24,935	23,886	23,385	23,499
Due from credit institutions**	25,567	23,572	27,972	25,799
Intangible assets and property and equipment	4,355	4,056	4,378	4,490
Other assets	47,985	48,577	51,884	47,346

Total assets/liabilities & shareholders’ equity	275,742	273,870	277,258	269,627

Customer deposits**	143,065	136,183	135,000	134,765
Marketable debt securities**	26,167	26,072	26,516	28,107
Subordinated debt**	6,100	6,017	5,850	5,734
Insurance liabilities	—	—	—	—
Due to credit institutions**	34,632	39,530	39,307	32,131
Other liabilities	42,100	43,796	49,654	48,481
Shareholders’ equity***	23,677	22,272	20,932	20,409

Other customer funds under management	73,185	66,699	62,440	60,831

Mutual funds	59,080	54,013	49,972	48,178
Pension funds	0	(0)	(0)	0
Managed portfolios	14,105	12,686	12,467	12,653

Customer funds under management	248,518	234,971	229,806	229,437

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America	135

US$ million

	31.12.12	31.12.11
Balance sheet
Customer loans**	184,835	180,974
Trading portfolio (w/o loans)	37,474	41,023
Available-for-sale financial assets	31,005	33,882
Due from credit institutions**	34,039	24,819
Intangible assets and property and equipment	5,924	5,579
Other assets	62,469	69,682

Total assets/liabilities & shareholders’ equity	355,745	355,958

Customer deposits**	177,809	173,483
Marketable debt securities**	37,084	30,087
Subordinated debt**	7,565	7,783
Insurance liabilities	—	—
Due to credit institutions**	42,394	60,596
Other liabilities	63,966	58,789
Shareholders’ equity***	26,927	25,220

Other customer funds under management	80,261	90,446

Mutual funds	63,566	72,237
Pension funds	0	—
Managed portfolios	16,695	18,209

Customer funds under management	302,719	301,800

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America	136

US$ million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	188,868	177,664	184,139	184,835
Trading portfolio (w/o loans)	42,057	41,123	35,204	37,474
Available-for-sale financial assets	33,304	30,072	30,237	31,005
Due from credit institutions**	34,147	29,677	36,168	34,039
Intangible assets and property and equipment	5,817	5,107	5,660	5,924
Other assets	64,088	61,159	67,086	62,469

Total assets/liabilities & shareholders’ equity	368,281	344,802	358,495	355,745

Customer deposits**	191,078	171,455	174,555	177,809
Marketable debt securities**	34,948	32,824	34,285	37,084
Subordinated debt**	8,148	7,575	7,564	7,565
Insurance liabilities	—	—	—	—
Due to credit institutions**	46,255	49,769	50,824	42,394
Other liabilities	56,229	55,139	64,202	63,966
Shareholders’ equity***	31,623	28,040	27,064	26,927

Other customer funds under management	97,746	83,974	80,735	80,261

Mutual funds	78,908	68,003	64,614	63,566
Pension funds	0	(0)	(0)	0
Managed portfolios	18,838	15,971	16,120	16,695

Customer funds under management	331,920	295,829	297,139	302,719

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil	137

EUR million

	31.12.12	31.12.11
Balance sheet
Customer loans**	74,511	78,408
Trading portfolio (w/o loans)	12,648	12,994
Available-for-sale financial assets	16,284	18,422
Due from credit institutions**	11,341	8,490
Intangible assets and property and equipment	3,357	3,228
Other assets	31,128	36,852

Total assets/liabilities & shareholders’ equity	149,270	158,396

Customer deposits**	69,849	72,405
Marketable debt securities**	19,974	16,154
Subordinated debt**	4,409	4,515
Insurance liabilities	—	—
Due to credit institutions**	17,400	28,847
Other liabilities	25,808	26,058
Shareholders’ equity***	11,830	10,416

Other customer funds under management	34,813	42,785

Mutual funds	31,339	39,414
Pension funds	—	—
Managed portfolios	3,474	3,371

Customer funds under management	129,045	135,859

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil	138

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	78,083	75,963	75,293	74,511
Trading portfolio (w/o loans)	10,977	11,149	9,265	12,648
Available-for-sale financial assets	15,261	16,204	15,553	16,284
Due from credit institutions**	12,965	10,688	12,384	11,341
Intangible assets and property and equipment	3,262	3,061	3,361	3,357
Other assets	34,529	33,628	34,554	31,128

Total assets/liabilities & shareholders’ equity	155,077	150,692	150,410	149,270

Customer deposits**	76,352	69,095	69,588	69,849
Marketable debt securities**	18,872	19,197	18,812	19,974
Subordinated debt**	4,604	4,441	4,459	4,409
Insurance liabilities	—	—	—	—
Due to credit institutions**	17,199	20,313	19,594	17,400
Other liabilities	24,961	25,247	25,779	25,808
Shareholders’ equity***	13,089	12,399	12,179	11,830

Other customer funds under management	44,407	39,172	35,744	34,813

Mutual funds	41,247	36,066	32,577	31,339
Pension funds	0	—	—	—
Managed portfolios	3,160	3,106	3,167	3,474

Customer funds under management	144,235	131,905	128,602	129,045

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil	139

US$ million

	31.12.12	31.12.11
Balance sheet
Customer loans**	98,310	101,452
Trading portfolio (w/o loans)	16,688	16,814
Available-for-sale financial assets	21,486	23,837
Due from credit institutions**	14,963	10,986
Intangible assets and property and equipment	4,430	4,177
Other assets	41,071	47,682

Total assets/liabilities & shareholders’ equity	196,947	204,948

Customer deposits**	92,159	93,685
Marketable debt securities**	26,354	20,902
Subordinated debt**	5,817	5,842
Insurance liabilities	—	—
Due to credit institutions**	22,957	37,325
Other liabilities	34,051	33,717
Shareholders’ equity***	15,609	13,478

Other customer funds under management	45,933	55,359

Mutual funds	41,349	50,997
Pension funds	—	—
Managed portfolios	4,584	4,362

Customer funds under management	170,262	175,788

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil	140

US$ million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	104,287	95,637	97,353	98,310
Trading portfolio (w/o loans)	14,661	14,036	11,980	16,688
Available-for-sale financial assets	20,383	20,400	20,111	21,486
Due from credit institutions**	17,316	13,456	16,013	14,963
Intangible assets and property and equipment	4,357	3,853	4,345	4,430
Other assets	46,117	42,337	44,678	41,071

Total assets/liabilities & shareholders’ equity	207,121	189,721	194,480	196,947

Customer deposits**	101,976	86,991	89,977	92,159
Marketable debt securities**	25,205	24,169	24,324	26,354
Subordinated debt**	6,149	5,592	5,765	5,817
Insurance liabilities	—	—	—	—
Due to credit institutions**	22,972	25,574	25,335	22,957
Other liabilities	33,337	31,785	33,332	34,051
Shareholders’ equity***	17,481	15,610	15,748	15,609

Other customer funds under management	59,310	49,317	46,217	45,933

Mutual funds	55,089	45,407	42,122	41,349
Pension funds	0	—	—	—
Managed portfolios	4,220	3,910	4,095	4,584

Customer funds under management	192,640	166,069	166,283	170,262

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil	141

R$ million

	31.12.12	31.12.11
Balance sheet
Customer loans**	201,448	189,427
Trading portfolio (w/o loans)	34,195	31,393
Available-for-sale financial assets	44,027	44,507
Due from credit institutions**	30,661	20,512
Intangible assets and property and equipment	9,077	7,800
Other assets	84,158	89,030

Total assets/liabilities & shareholders’ equity	403,567	382,668

Customer deposits**	188,844	174,923
Marketable debt securities**	54,002	39,027
Subordinated debt**	11,919	10,908
Insurance liabilities	—	—
Due to credit institutions**	47,042	69,691
Other liabilities	69,775	62,955
Shareholders’ equity***	31,985	25,164

Other customer funds under management	94,121	103,364

Mutual funds	84,728	95,220
Pension funds	—	—
Managed portfolios	9,393	8,144

Customer funds under management	348,886	328,222

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil	142

R$ million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	189,921	195,893	197,508	201,448
Trading portfolio (w/o loans)	26,699	28,751	24,304	34,195
Available-for-sale financial assets	37,120	41,786	40,800	44,027
Due from credit institutions**	31,534	27,562	32,486	30,661
Intangible assets and property and equipment	7,935	7,893	8,816	9,077
Other assets	83,984	86,720	90,642	84,158

Total assets/liabilities & shareholders’ equity	377,194	388,604	394,555	403,567

Customer deposits**	185,712	178,183	182,542	188,844
Marketable debt securities**	45,902	49,505	49,347	54,002
Subordinated debt**	11,199	11,454	11,696	11,919
Insurance liabilities	—	—	—	—
Due to credit institutions**	41,834	52,383	51,399	47,042
Other liabilities	60,712	65,106	67,622	69,775
Shareholders’ equity***	31,835	31,974	31,949	31,985

Other customer funds under management	108,010	101,016	93,764	94,121

Mutual funds	100,325	93,007	85,456	84,728
Pension funds	0	—	—	—
Managed portfolios	7,685	8,009	8,308	9,393

Customer funds under management	350,823	340,157	337,349	348,886

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico	143

EUR million

	31.12.12	31.12.11
Balance sheet
Customer loans**	20,384	18,185
Trading portfolio (w/o loans)	10,470	12,171
Available-for-sale financial assets	2,772	3,410
Due from credit institutions**	7,672	4,463
Intangible assets and property and equipment	380	369
Other assets	5,209	4,272

Total assets/liabilities & shareholders’ equity	46,886	42,872

Customer deposits**	24,743	21,459
Marketable debt securities**	2,021	1,324
Subordinated debt**	—	—
Insurance liabilities	—	—
Due to credit institutions**	3,757	7,598
Other liabilities	13,026	8,728
Shareholders’ equity***	3,340	3,763

Other customer funds under management	10,328	9,432

Mutual funds	10,328	9,432
Pension funds	—	—
Managed portfolios	—	—

Customer funds under management	37,091	32,214

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico	144

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	19,146	20,454	21,545	20,384
Trading portfolio (w/o loans)	15,296	16,151	12,811	10,470
Available-for-sale financial assets	3,647	3,259	3,329	2,772
Due from credit institutions**	6,328	5,777	7,075	7,672
Intangible assets and property and equipment	378	309	336	380
Other assets	4,431	4,375	4,974	5,209

Total assets/liabilities & shareholders’ equity	49,225	50,325	50,070	46,886

Customer deposits**	26,120	26,033	24,162	24,743
Marketable debt securities**	1,312	1,301	1,343	2,021
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	8,785	8,899	6,738	3,757
Other liabilities	8,569	9,792	14,397	13,026
Shareholders’ equity***	4,438	4,299	3,431	3,340

Other customer funds under management	10,503	10,453	10,579	10,328

Mutual funds	10,503	10,453	10,579	10,328
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	37,936	37,787	36,084	37,091

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico	145

US$ million

	31.12.12	31.12.11
Balance sheet
Customer loans**	26,894	23,530
Trading portfolio (w/o loans)	13,814	15,749
Available-for-sale financial assets	3,657	4,412
Due from credit institutions**	10,122	5,775
Intangible assets and property and equipment	501	478
Other assets	6,873	5,528

Total assets/liabilities & shareholders’ equity	61,861	55,472

Customer deposits**	32,645	27,765
Marketable debt securities**	2,666	1,713
Subordinated debt**	—	—
Insurance liabilities	—	—
Due to credit institutions**	4,957	9,831
Other liabilities	17,186	11,294
Shareholders’ equity***	4,407	4,869

Other customer funds under management	13,626	12,204

Mutual funds	13,626	12,204
Pension funds	—	—
Managed portfolios	—	—

Customer funds under management	48,937	41,681

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico	146

US$ million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	25,571	25,752	27,858	26,894
Trading portfolio (w/o loans)	20,429	20,334	16,564	13,814
Available-for-sale financial assets	4,871	4,103	4,305	3,657
Due from credit institutions**	8,452	7,273	9,148	10,122
Intangible assets and property and equipment	504	389	434	501
Other assets	5,918	5,508	6,431	6,873

Total assets/liabilities & shareholders’ equity	65,745	63,359	64,741	61,861

Customer deposits**	34,886	32,775	31,241	32,645
Marketable debt securities**	1,752	1,639	1,737	2,666
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	11,734	11,204	8,712	4,957
Other liabilities	11,445	12,328	18,615	17,186
Shareholders’ equity***	5,928	5,413	4,436	4,407

Other customer funds under management	14,028	13,160	13,679	13,626

Mutual funds	14,028	13,160	13,679	13,626
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	50,667	47,574	46,657	48,937

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico	147

Million pesos

	31.12.12	31.12.11
Balance sheet
Customer loans**	350,281	328,268
Trading portfolio (w/o loans)	179,914	219,709
Available-for-sale financial assets	47,628	61,549
Due from credit institutions**	131,836	80,569
Intangible assets and property and equipment	6,531	6,668
Other assets	89,520	77,123

Total assets/liabilities & shareholders’ equity	805,711	773,885

Customer deposits**	425,189	387,352
Marketable debt securities**	34,721	23,894
Subordinated debt**	—	—
Insurance liabilities	—	—
Due to credit institutions**	64,563	137,150
Other liabilities	223,838	157,557
Shareholders’ equity***	57,399	67,932

Other customer funds under management	177,474	170,252

Mutual funds	177,474	170,252
Pension funds	—	—
Managed portfolios	—	—

Customer funds under management	637,385	581,498

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico	148

Million pesos

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	325,901	345,172	357,835	350,281
Trading portfolio (w/o loans)	260,365	272,561	212,769	179,914
Available-for-sale financial assets	62,076	54,991	55,296	47,628
Due from credit institutions**	107,719	97,490	117,512	131,836
Intangible assets and property and equipment	6,427	5,211	5,573	6,531
Other assets	75,425	73,835	82,612	89,520

Total assets/liabilities & shareholders’ equity	837,913	849,259	831,597	805,711

Customer deposits**	444,626	439,315	401,292	425,189
Marketable debt securities**	22,332	21,963	22,308	34,721
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	149,546	150,182	111,901	64,563
Other liabilities	145,862	165,247	239,113	223,838
Shareholders’ equity***	75,547	72,551	56,983	57,399

Other customer funds under management	178,789	176,393	175,708	177,474

Mutual funds	178,789	176,393	175,708	177,474
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	645,746	637,671	599,307	637,385

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile	149

EUR million

	31.12.12	31.12.11
Balance sheet
Customer loans**	29,677	25,709
Trading portfolio (w/o loans)	1,725	3,019
Available-for-sale financial assets	2,949	2,572
Due from credit institutions**	3,151	2,049
Intangible assets and property and equipment	373	350
Other assets	2,799	5,208

Total assets/liabilities & shareholders’ equity	40,674	38,906

Customer deposits**	22,411	20,175
Marketable debt securities**	6,082	5,601
Subordinated debt**	1,151	1,285
Insurance liabilities	—	—
Due to credit institutions**	4,674	4,859
Other liabilities	4,286	5,104
Shareholders’ equity***	2,071	1,882

Other customer funds under management	4,563	4,846

Mutual funds	4,563	4,846
Pension funds	—	—
Managed portfolios	0	—

Customer funds under management	34,206	31,908

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile	150

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	27,257	29,074	30,043	29,677
Trading portfolio (w/o loans)	1,816	1,768	1,717	1,725
Available-for-sale financial assets	4,127	2,861	2,887	2,949
Due from credit institutions**	2,625	2,798	3,773	3,151
Intangible assets and property and equipment	365	360	365	373
Other assets	2,845	4,284	3,530	2,799

Total assets/liabilities & shareholders’ equity	39,035	41,146	42,315	40,674

Customer deposits**	20,547	23,228	23,192	22,411
Marketable debt securities**	5,819	5,539	6,329	6,082
Subordinated debt**	1,288	1,354	1,175	1,151
Insurance liabilities	—	—	—	—
Due to credit institutions**	4,827	4,974	4,960	4,674
Other liabilities	3,926	3,790	4,519	4,286
Shareholders’ equity***	2,629	2,261	2,138	2,071

Other customer funds under management	5,091	5,126	4,751	4,563

Mutual funds	5,091	5,126	4,751	4,563
Pension funds	—	—	—	—
Managed portfolios	—	—	—	0

Customer funds under management	32,745	35,246	35,447	34,206

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile	151

US$ million

	31.12.12	31.12.11
Balance sheet
Customer loans**	39,156	33,265
Trading portfolio (w/o loans)	2,276	3,907
Available-for-sale financial assets	3,890	3,328
Due from credit institutions**	4,157	2,651
Intangible assets and property and equipment	492	453
Other assets	3,693	6,739

Total assets/liabilities & shareholders’ equity	53,665	50,341

Customer deposits**	29,569	26,105
Marketable debt securities**	8,025	7,247
Subordinated debt**	1,518	1,663
Insurance liabilities	—	—
Due to credit institutions**	6,166	6,287
Other liabilities	5,655	6,603
Shareholders’ equity***	2,733	2,435

Other customer funds under management	6,020	6,271

Mutual funds	6,020	6,271
Pension funds	—	—
Managed portfolios	0	—

Customer funds under management	45,132	41,285

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile	152

US$ million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	36,405	36,605	38,845	39,156
Trading portfolio (w/o loans)	2,425	2,226	2,219	2,276
Available-for-sale financial assets	5,512	3,602	3,733	3,890
Due from credit institutions**	3,506	3,522	4,878	4,157
Intangible assets and property and equipment	488	454	472	492
Other assets	3,800	5,394	4,565	3,693

Total assets/liabilities & shareholders’ equity	52,136	51,803	54,713	53,665

Customer deposits**	27,442	29,243	29,988	29,569
Marketable debt securities**	7,772	6,973	8,183	8,025
Subordinated debt**	1,721	1,705	1,519	1,518
Insurance liabilities	—	—	—	—
Due to credit institutions**	6,446	6,262	6,414	6,166
Other liabilities	5,243	4,772	5,844	5,655
Shareholders’ equity***	3,511	2,847	2,765	2,733

Other customer funds under management	6,800	6,454	6,143	6,020

Mutual funds	6,800	6,454	6,143	6,020
Pension funds	—	—	—	—
Managed portfolios	—	—	—	0

Customer funds under management	43,734	44,375	45,833	45,132

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile	153

Ch$ million

	31.12.12	31.12.11
Balance sheet
Customer loans**	18,748,111	17,259,426
Trading portfolio (w/o loans)	1,089,813	2,026,907
Available-for-sale financial assets	1,862,768	1,726,478
Due from credit institutions**	1,990,545	1,375,240
Intangible assets and property and equipment	235,386	234,882
Other assets	1,768,299	3,496,311

Total assets/liabilities & shareholders’ equity	25,694,922	26,119,245

Customer deposits**	14,157,440	13,544,388
Marketable debt securities**	3,842,344	3,759,916
Subordinated debt**	726,878	863,006
Insurance liabilities	—	—
Due to credit institutions**	2,952,486	3,262,089
Other liabilities	2,707,376	3,426,214
Shareholders’ equity***	1,308,398	1,263,632

Other customer funds under management	2,882,327	3,253,601

Mutual funds	2,882,327	3,253,601
Pension funds	—	—
Managed portfolios	0	—

Customer funds under management	21,608,990	21,420,910

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile	154

Ch$ million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	17,698,244	18,348,049	18,372,766	18,748,111
Trading portfolio (w/o loans)	1,179,112	1,115,756	1,049,765	1,089,813
Available-for-sale financial assets	2,679,752	1,805,655	1,765,557	1,862,768
Due from credit institutions**	1,704,231	1,765,475	2,307,234	1,990,545
Intangible assets and property and equipment	237,232	227,468	223,420	235,386
Other assets	1,847,166	2,703,655	2,159,014	1,768,299

Total assets/liabilities & shareholders’ equity	25,345,737	25,966,059	25,877,755	25,694,922

Customer deposits**	13,340,968	14,658,296	14,183,400	14,157,440
Marketable debt securities**	3,778,230	3,495,417	3,870,576	3,842,344
Subordinated debt**	836,527	854,557	718,668	726,878
Insurance liabilities	—	—	—	—
Due to credit institutions**	3,133,934	3,138,836	3,033,535	2,952,486
Other liabilities	2,548,965	2,391,846	2,763,916	2,707,376
Shareholders’ equity**	1,707,114	1,427,106	1,307,659	1,308,398

Other customer funds under management	3,305,670	3,234,844	2,905,322	2,882,327

Mutual funds	3,305,670	3,234,844	2,905,322	2,882,327
Pension funds	—	—	—	—
Managed portfolios	—	—	—	0

Customer funds under management	21,261,394	22,243,115	21,677,967	21,608,990

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA	155

EUR million

	31.12.12	31.12.11
Balance sheet
Customer loans**	41,331	40,194
Trading portfolio (w/o loans)	275	271
Available-for-sale financial assets	14,791	12,435
Due from credit institutions**	714	677
Intangible assets and property and equipment	560	493
Other assets	5,278	5,715

Total assets/liabilities & shareholders’ equity	62,950	59,785

Customer deposits**	38,116	36,884
Marketable debt securities**	820	1,653
Subordinated debt**	1,986	2,275
Insurance liabilities	—	—
Due to credit institutions**	14,221	11,570
Other liabilities	2,629	2,862
Shareholders’ equity***	5,179	4,542

Other customer funds under management	—	1

Mutual funds	—	—
Pension funds	—	—
Managed portfolios	—	1

Customer funds under management	40,922	40,812

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA	156

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	40,030	42,984	41,845	41,331
Trading portfolio (w/o loans)	245	305	313	275
Available-for-sale financial assets	13,421	12,854	13,972	14,791
Due from credit institutions**	512	644	615	714
Intangible assets and property and equipment	479	529	532	560
Other assets	5,403	6,452	6,394	5,278

Total assets/liabilities & shareholders’ equity	60,091	63,768	63,671	62,950

Customer deposits**	37,828	38,344	38,454	38,116
Marketable debt securities**	563	388	838	820
Subordinated debt**	2,220	2,359	2,504	1,986
Insurance liabilities	0	—	—	—
Due to credit institutions**	12,364	15,058	13,949	14,221
Other liabilities	2,011	2,204	2,642	2,629
Shareholders’ equity***	5,105	5,415	5,285	5,179

Other customer funds under management	1	0	0	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	1	0	0	—

Customer funds under management	40,611	41,091	41,796	40,922

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA	157

US$ million

	31.12.12	31.12.11
Balance sheet
Customer loans**	54,532	52,007
Trading portfolio (w/o loans)	363	351
Available-for-sale financial assets	19,516	16,089
Due from credit institutions**	942	875
Intangible assets and property and equipment	739	639
Other assets	6,964	7,395

Total assets/liabilities & shareholders’ equity	83,056	77,356

Customer deposits**	50,290	47,724
Marketable debt securities**	1,081	2,138
Subordinated debt**	2,621	2,944
Insurance liabilities	—	—
Due to credit institutions**	18,763	14,970
Other liabilities	3,468	3,703
Shareholders’ equity***	6,833	5,877

Other customer funds under management	—	1

Mutual funds	—	—
Pension funds	—	—
Managed portfolios	—	1

Customer funds under management	53,992	52,807

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA	158

US$ million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Customer loans**	53,464	54,117	54,106	54,532
Trading portfolio (w/o loans)	328	384	405	363
Available-for-sale financial assets	17,926	16,183	18,065	19,516
Due from credit institutions**	684	811	796	942
Intangible assets and property and equipment	640	666	688	739
Other assets	7,216	8,123	8,267	6,964

Total assets/liabilities & shareholders’ equity	80,257	80,284	82,327	83,056

Customer deposits**	50,523	48,276	49,721	50,290
Marketable debt securities**	752	489	1,083	1,081
Subordinated debt**	2,965	2,969	3,238	2,621
Insurance liabilities	0	—	—	—
Due to credit institutions**	16,514	18,958	18,036	18,763
Other liabilities	2,687	2,775	3,416	3,468
Shareholders’ equity***	6,818	6,818	6,833	6,833

Other customer funds under management	1	0	0	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	1	0	0	—

Customer funds under management	54,240	51,734	54,042	53,992

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Corporate Activities	159

EUR million

	31.12.12	31.12.11
Balance sheet
Trading portfolio (w/o loans)	4,722	7,300
Available-for-sale financial assets	8,949	7,513
Investments	88	136
Goodwill	24,626	25,089
Issuance allocated other units	18,583	68,516
Capital assigned to Group areas	69,773	66,674
Other assets	116,712	114,538

Total assets/liabilities & shareholders’ equity	243,453	289,766

Customer deposits*	3,152	22,418
Marketable debt securities*	82,004	83,720
Subordinated debt	4,866	6,260
Other liabilities	73,742	100,252
Group capital and reserves**	79,689	77,115

Other customer funds under management	0	—

Mutual funds	0	—
Pension funds	—	—
Managed portfolios	—	—

Customer funds under management	91,984	112,399

*	Including all on-balance sheet balances for this item
**	Not including profit of the year

Corporate Activities	160

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Balance sheet
Trading portfolio (w/o loans)	7,119	8,062	9,940	4,722
Available-for-sale financial assets	5,020	3,599	6,337	8,949
Investments	76	73	76	88
Goodwill	25,200	25,136	25,178	24,626
Issuance allocated other units	57,118	62,627	47,793	18,583
Capital assigned to Group areas	73,630	72,388	70,602	69,773
Other assets	108,697	92,390	91,513	116,712

Total assets/liabilities & shareholders’ equity	276,861	264,276	251,439	243,453

Customer deposits*	20,129	13,034	3,150	3,152
Marketable debt securities*	86,917	82,359	81,732	82,004
Subordinated debt	6,240	5,344	4,889	4,866
Other liabilities	84,485	84,593	81,857	73,742
Group capital and reserves**	79,091	78,947	79,811	79,689

Other customer funds under management	(0)	(0)	0	0

Mutual funds	(0)	(0)	0	0
Pension funds	(0)	—	(0)	—
Managed portfolios	—	—	—	—

Customer funds under management	114,363	101,948	91,264	91,984

*	Including all on-balance sheet balances for this item
**	Not including profit of the year

Retail Banking	161

EUR million

	31.12.12	31.12.11
Business volumes
Total assets	828,738	830,595
Customer loans	618,523	625,289
Customer deposits	533,978	513,575

Retail Banking

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Business volumes
Total assets	846,515	863,262	861,187	828,738
Customer loans	634,872	647,594	637,659	618,523
Customer deposits	520,290	535,253	534,572	533,978

Global Wholesale Banking	162

EUR million

	31.12.12	31.12.11
Business volumes
Total assets	319,094	311,415
Customer loans	87,897	97,317
Customer deposits	82,023	90,499

Global Wholesale Banking

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Business volumes
Total assets	320,957	330,417	332,874	319,094
Customer loans	92,514	100,707	98,281	87,897
Customer deposits	95,977	89,179	85,937	82,023

Asset Management and Insurance	163

EUR million

	31.12.12	31.12.11
Business volumes
Total assets	26,798	26,227
Customer loans	286	432
Customer deposits	7,196	5,727

Asset Management and Insurance

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12
Business volumes
Total assets	26,518	26,143	26,873	26,798
Customer loans	431	409	427	286
Customer deposits	6,091	6,239	6,154	7,196

Santander a bank for your ideas

Santander

a bank for your ideas

Dow Jones Sustainability Indexes
Member 2011/12

FTSE4Good

SANTANDER
BEST GLOBAL BANK
EUROMONEY

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 9th, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President